SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF THIRD QUARTER BUSINESS REPORT

(From January 1, 2008 to September 30, 2008)

THIS IS A SUMMARY OF THE 2008 THIRD QUARTER YEAR REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Corporate General

1. Corporate Purpose of KT Corporation (“KT” or the “Company”)

Business Objectives

1. Information and communications business;

2. New media business;

3. Development and sale of software and contents;

4. Sale and distribution of information communication equipment;

5. Testing and inspection of information communication equipment, devices and facilities;

6. Advertisement business;

7. Telecommunications retail business;

8. Development of information and technology and electrical infrastructure;

9. Real estate and housing business;

10. Electronic banking and finance business;

11. Education and learning services business;

12. Security services business (including machinery system surveillance services and facilities security services);

13. Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to activities mentioned in items 1 through 12; and

14. Any other activities or businesses incidental to, or necessary for, the attainment of the foregoing.

2. History

A. Changes Since Incorporation

(1) Date of Incorporation : December 10, 1981

(2) Location of Headquarters :

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(3) Major changes in Company

- Joong-Su Nam has resigned as President and CEO of KT due to personal reasons on November 5, 2008.

- At the annual general shareholder’s meeting held on March 16, 2007, our shareholders resolved to add education and learning services business to our business objectives and accordingly amended our articles of incorporation.

3. Total Number of Shares and Others

A. Total Number of Shares

(As of September 30, 2008)		(Unit: shares)

Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,199,659	312,199,659
III. Total Number of Shares Reduced	38,663,959	38,663,959
1. Reduction of Capital	—	—
2. Share Retirement	38,663,959	38,663,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	273,535,700	273,535,700
V. Number of Treasury Shares	71,500,404	71,500,404
VI. Current Number of Issued and Outstanding Shares	202,035,296	202,035,296

*	Total number of outstanding shares changed due to share retirement during third quarter of 2008

- Share retirement ending date : July 22, 2008

- Revised listing date : July 31, 2008

- Number of retired shares : 1,666,700 common shares

- Number of shares before and after revised listing

•	Before : 275,202,400/ After : 273,535,700

B. Stockholders’ Equity and Par Value per Share

(As of September 30, 2008)	(Unit: in millions of Won, shares)

Category	Type	Stockholders’ Equity (Total Par Value)			Par Value of a Share
		Capital Stock in Financial Statements	Total Par Value of Issued Shares (Issued Shares x Par Value)	Total Par Value of Issued and Outstanding Shares (Issued and Outstanding Shares x Par Value)	Par Value per Share	Capital Stock / Total Issued Shares	Capital Stock / Total Outstanding Shares
Registered	Common Share	1,560,998	1,367,679	1,010,176	5,000	5,707	7,726
Total		1,560,998	1,367,679	1,010,176	5,000	5,707	7,726

*	Unit of Par Value per Share : Won

C. Acquisition and Disposal of Treasury Shares

(1) Acquisition and Disposal of Treasury Shares

(As of September 30, 2008)	(Unit: shares)

Method of Acquisition	Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition pursuant to Article 189-2 Paragraph 1 of the Law	Common Share	70,256,407	1,666,700	15,173	1,666,700	70,241,234
	Preferred Share	—	—	—	—	—

Direct Acquisition for Reasons other than Article 189-2 Paragraph 1 of the Law	Common Share	—	—	—	—	—
	Preferred Share	—	—	—	—	—

Subtotal	Common Share	70,256,407	1,666,700	15,173	1,666,700	70,241,234
	Preferred Share	—	—	—	—	—

Indirect Acquisition (e.g. Trust Contract)	Common Share	1,259,170	—	—	—	1,259,170
	Preferred Share	—	—	—	—	—

Total	Common Share	71,515,577	1,666,700	15,173	1,666,700	71,500,404
	Preferred Share	—	—	—	—	—

*	Disposal of treasury shares: 15,173 shares were disposed of on March 28, 2008 to make performance-based payments to the members of the Board of Directors.

*	Details of share buyback and retirement of treasury shares: 1,666,700 shares were purchased back by the Company from June 26, 2008 to July 18, 2008. The redeemed shares were retired on July 22, 2008.

(2) Share Retirement

(As of September 30, 2008)				(Unit: in millions of Won, shares)

Date of Retirement	Purpose of Retirement	Type of Shares Retired	Number of Shares Retired	Amount Retired	Period of Acquisition for Shares Retirement	Relevant Statute
7/22/2008	Enhancement of shareholders’ value	Common Share	1,666,700	73,755,269,396	June 26, 2008 to July 18, 2008	Securities and Exchange Act (Article 189)
Total		Common Share	1,666,700	73,755,269,396	June 26, 2008 to July 18, 2008	Securities and Exchange Act (Article 189)

*	The above retired amount is exclusive of the related fees

*	Share Retirement in Previous Fiscal Years:

(Unit: Won, shares)

Date of Retirement	Retirement Purpose	Type of Shares Retired	Number of Shares Retired	Amount of Retirement	Period of Acquisition of Shares Retired	Relevant Statutes
10/9/2002	To increase shareholder value	Common Share	3,122,000	167,207,040,000	September 2, 2002 to October 4, 2002	Securities and Exchange Act (Article 189)
1/6/2003	To increase shareholder value	Common Share	15,454,659	786,642,143,100	December 30, 2002	Securities and Exchange Act (Article 189)
6/20/2003	To increase shareholder value	Common Share	2,937,000	137,958,768,000	April 28, 2003 to June 13, 2003	Securities and Exchange Act (Article 189)
12/9/2003	To increase shareholder value	Common Share	5,836,600	273,545,075,500	October 21, 2003 to December 4, 2003	Securities and Exchange Act (Article 189)
7/3/2006	To increase shareholder value	Common Share	5,222,000	213,514,820,000	April 3, 2006 to June 26, 2006	Securities and Exchange Act (Article 189)
8/3/2007	To increase shareholder value	Common Share	2,058,000	91,454,033,000	May 23, 2007 to July 31, 2007	Securities and Exchange Act (Article 189)
12/20/2007	To increase shareholder value	Common Share	2,367,000	104,758,448,000	October 11, 2007 to December 17, 2007	Securities and Exchange Act (Article 189)
Total		Common Share	36,997,259	1,775,080,327,600	—	—
		Preferred Share	—	—	—	—

(3) Current Status of the Execution and Termination of Treasury Share Trust Agreement

(Unit: in millions of Won)

Category	Beginning of the Term		Execution (+)		Termination (-)		Term-End
	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements
Specified Money Trust	100,000	2	—	—	—	—	100,000	2
Trust Agreement with an Asset Management Company	—	—	—	—	—	—	—	—
Share Acquisition Agreement with a Investment Company	—	—	—	—	—	—	—	—
Total	100,000	2	—	—	—	—	100,000	2

*	Terms of the Trust Agreements: March 9, 2007 to March 8, 2010

D. Share Ownership Status of Employee Stock Ownership Association

(1) Transactions with Employee Stock Ownership Association

Not Applicable

(2) Guideline for Exercising the Voting Rights of Employee Stock Ownership Association

Association Account: Employee Stock Ownership Association exercises its voting rights in the same proportion as those shares held in the association member accounts that have indicated how to vote.

Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights within a minimum period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of September 30, 2008)		(Unit: shares)

Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Share	2,313,880	4,828
Association Member Account	Common Share	13,029,101	13,739,016

4. Voting Rights

(As of September 30, 2008)		(Unit: shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Share	273,535,700	—
	Preferred Share	—
Shares without Voting Rights (B)	Common Share	71,503,658	—
	Preferred Share	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Share	202,032,042	—
	Preferred Share	—

*	Number of shares without voting rights refer to treasury shares, cross holdings, etc is presented as of September 30, 2008, and number of shares exceeding 3% of the issued shares is presented as of December 31, 2007.

(1)	Shares without voting rights under the Commercial Code of Korea: 71,503,658 shares, including treasury shares, shared held through treasury stock funds and cross holding shares (3,254 shares).

(2)	Under the Securities and Exchange Act, no share has its voting rights restricted. However, in appointing an audit committee member, any shareholder whose shareholding exceeds 3% of the total number of outstanding shares is limited to exercising his voting rights only up to 3% of the total number of outstanding shares with exercisable voting rights. As of December 31, 2007, out of the 9,870,546 shares that are held by the National Pension Fund, voting rights of 3,759,584 shares cannot be exercised with regard to the appointment of an audit committee member.

5. Matters on Dividends and Others

A. Matters on Dividends

The shareholder return policy of the Company is to pay its shareholders at least 50% of the adjusted net profit of the current term or more through cash dividends and acquisition of treasury stock of the Company.

B. Dividends Paid during the Past Three Fiscal Years

Category		First Nine Months of 2008	2007	2006
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in millions of Won)		476,002	957,623	1,233,449
Net Profit per Share (Won)		2,343	4,635	5,877
Distributable Profit (in millions of Won)		—	3,917,153	3,572,049
Year-end Cash Dividend (in millions of Won)		—	407,374	416,190
Year-end Share Dividend (in millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	42.5	33.7
Rate of Return on Cash Dividend (%)	Common Share	—	3.8	4.3
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	—	2,000	2,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

II. Details of Business

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

Current markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. With technical advances and changes in customer demands, the communications industry has recently been moving towards convergence between different technologies and industries, such as convergence between fixed-lined communications and mobile communications and between the telecommunications industry and the broadcasting industry. These converged media businesses, represented by IP-TV, opens up new opportunities for telecommunications carriers as they bridges telecommunications and broadcasting industries. In the mobile communications market, the transition to 3G will become a turning point in shaping a new competitive landscape, replacing the existing competition in the 2G market. In the saturated communications market, increasing customer value has become increasingly more important as fixed-line communications carriers offer integrated services such as the TPS (or Triple Play Service) or QPS (or Quadruple Play Service), and mobile communications carriers also offer additional benefits to their clients.

(2) Growth of the Industry

(Unit: 1,000 persons)

Category	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	As of September 30, 2008
Broadband Internet Subscribers	11,921	12,191	14,043	14,710	15,265
Local Telephone Subscribers	22,871	22,920	23,119	23,130	23,900
Mobile Phone Subscribers	36,586	38,342	40,197	43,498	45,274

*	From 2004 to 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	Data as of September 30, 2008 was provided by the Korea Communications Commission (www.kcc.go.kr).

(3) Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows and continues to do so in the future, it could have an adverse impact on KT’s business activities.

(4) Competition

(a) Competing Companies

•	Local calls: SK Broadband, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	Broadband Internet: SK Broadband, LG Powercom, LG Dacom, Onse Telecom, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones using Internet Protocol: SK Broadband, SK Networks, SK Telink, Samsung Networks, LG Dacom, Korea Cable Telecom, etc.

•	IP-TV: SK Broadband, LG Dacom

•	Mobile Internet (WiBro service): SK Telecom

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required

(c) Factors of Competition : service fees, product quality, brand value and competitiveness of the distribution network.

(5) Characteristics of Resource Supplies

(a) Communications Equipment Procurement

In accordance with the Government’s u-IT839 policy to build a broadband convergence network (BcN) that can offer a range of different types of services, KT’s network is evolving from an individual service provider-oriented network to a customer-oriented service convergence network (All-IP). KT is also focusing on the introduction of a fiber-optic broadband network and aims to enhance the quality of its customer’s experience by providing a variety of innovative services, including integrated voice (telephony) and data (Internet) convergent services and converging communication and broadcasting.

To provide such service, KT purchased the following equipment in 2008: (i) backbone network equipment such as WDM equipment, MSPP, DCS devices and routers; (ii) equipment for broadband Internet such as FTTH equipment, switches and optical cables in order to deliver to its customers TPS and other services; (iii) equipment for newly introduced businesses such as mobile Internet equipment (such as repeaters, access terminals and devices) and IP-TV set-top boxes; and (iv) other handsets for end-users such as mobile handsets, PDAs, ‘Ann’ phones and VoIP terminals.

(b) Capital Raising

With domestic credit rating of AAA, the highest credit rating among Korean companies, KT has issued: (i) in January 2008, Yen 12.5 billion of corporate bonds due 2011; and (ii) in March 2008, US$160 million of corporate bonds due 2011 and 2012. In February 2008, KT issued Won 100 billion of corporate bonds due 2013. Also, in early September 2008, prior to the recent adverse market conditions and volatility in the global financial market, KT issued US$200 million of private corporate bonds at an optimal time and low interest. KT has improved its international credit rating by receiving a credit rating level of A3 from Moody’s Investors Services (“Moody’s”) in June 2005 and was assigned a positive outlook by Moody’s in September 2006. KT also received a credit rating level of A from Fitch Ratings in July 2007 during its periodic appraisal. In June 2008, S&P improved KT’s international credit rating level from ‘A-Stable’ to ‘A-Positive’. In accordance with the government support policy for information technology companies, KT also raised in May 2008 Won 10.9 billion of subsidy that is repayable on a three year installment basis after a two year grace period. As a result of a series of bond offerings and improved credit rating, maturity dates of outstanding borrowings have been deferred and KT has achieved increasing financial stability and effective management of debt maturity date.

(6) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws

-	Seven laws, including Telecommunications Basic Act and Telecommunications Business Act

•	Radio and broadcasting policy-related laws

-	Radio Regulation Law

•	Informatization related laws

-	Nine laws, including Promotion of Information and Communication Basic Act

•	Broadcast related laws

-	Broadcasting Law, etc.

•	Others: Internet Multimedia Broadcasting Business Law (IP-TV related law)

(b) Government Regulations

In early 2008, the Ministry of Information and Communications merged with the Broadcasting Committee and established an integrated regulatory body called the Korea Communications Commission. The new governing body is comprised of five executive members including one chairman. The organization is composed of two offices, three bureaus, seven departments and 34 sections.

The Communications Ethics committed was founded as a private independent body by merging The Information and Communications Ethics Committee with the deliberation function of the former Broadcasting Committee.

The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and their role of providing public service. The commission is also responsible for issuance of relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of KT

(1) Operations Outlook and Classification of Business

(a) Operations Outlook

The Korean communications market is currently experiencing slow growth as leading services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is no exception to this industry trend as its local telephone, Megapass broadband Internet access and mobile resale services are all facing difficult business climates due to: (i) increase in fixed-to-mobile substitution trend and the increasing popularity of VoIP market; (ii) aggressive marketing and price cutting measures from competitors of broadband Internet access service providers; and (iii) limitations of resale efforts and increasing marketing costs relating to mobile services.

Despite the unfavorable environment, KT has made company-wide efforts to reduce costs based on quality management and treatment of customer value innovation as our top priority.

As of the end of September 2008, KT had 6,754 thousand Megapass customers, 20,621 thousand local telephony customers and 2,860 thousand mobile resale customers. KT also maintained 2,584 thousand subscribers of Ann service and 1,654 thousand subscribers were subscribing our services through the MyStyle payment plan.

In the future, KT plans to promote various rate plans to address different customer calling patterns, as well as promote bundled-services (economic efficiency), reiterate value of the fix-line (well-being) and promote digital Ann phone (convenience) in its fixed-line telephone business. KT also plans to provide video conference and differentiated VoIP services to address the proliferation of Internet phones. In the broadband Internet arena, KT will aim for excellence by improving customer value from the viewpoint of customers (the “First 1 Mile Project”) with continued provisions of the FTTH (Fiber-To-The-Home) services. As for its mobile resale business, KT will focus on expanding its current marketing base in line with the future 3G-based wireless market. KT’s Wireless broadband Internet access service business, or WiBro, plans to further expand services to the greater Seoul metropolitan area and will aim to be a leader in the Mobile 2.0 era, the next generation mobile environment of two-way communication. Also, KT’s IP-TV business will focus on actively catering to the TV portal market through its MegaTV service and, in the long term, by pursuing a leadership position in the communications broadcasting convergence market. KT will also aim to expand its market share by enhancing its network-based care services, offering on- and off-line total solutions while expanding its bizmeka services to address individual needs, such as medical and education services. In particular, KT will strive to combine its collective resources and diverse service offerings to periodically develop and introduce new package of services that KT believes will provide its new growth momentum.

(b) Operations Subject to Disclosure

KT’s main area of business under the Korea Standard Industry Code is the telecommunications sector.

(2) Market Share

Category	Operator	Market Share for Each Term (%)
		As of September 30, 2008	As of December 31, 2007	As of December 31, 2008
Local Telephone (On the Basis of Number of Subscribers)	KT	90.0	90.4	92.1
	SK Broadband	8.6	8.8	7.5
	LG Dacom	1.3	0.8	0.4
Long Distance Telephone (On the Basis of Number of Subscribers)	KT	85.5	85.4	85.6
	LG Dacom	3.7	3.9	4.8
	Onse Telecom	1.7	1.8	2.1
	SK Broadband	7.5	7.4	6.1
	SK Telink	1.6	1.5	1.4
Broadband Internet Subscriber (On the Basis of Number of Subscribers)	KT	44.2	44.3	45.2
	SK Broadband	22.5	24.9	25.7
	LG Powercom	13.4	11.7	8.6
	Service Operators	18.2	17.5	16.6

*	In 2006 and 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	Data as of September 30, 2008 was provided by Korea Communications Commission (www.kcc.go.kr).

(3) Market Characteristics

KT’s local telephone business provides universal services for homes and businesses, and despite increased marketing efforts by competitors, we maintain approximately 90% of the market share as of September 30, 2008. Although PSTN sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over traditional phones, the advancement of VoIP services and the expansion of local number portability (LNP), KT is committed to fending off a further decline in sales by (i) increasing average revenue per user (ARPU) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.

As for broadband Internet, KT seeks to improve its ARPU by providing competitive rates for its high-quality products, aided by reorganization of its product lineup. KT is the leader in terms of both speed and quality in a market with intense price competition, mostly through its leadership in supplying FTTH services. KT’s ultimate goal is to be a market leader in offering next generation services, such as IP-TV, through achieving 100 mega-bites access for ordinary households.

As for the KTF mobile resale services provided to KT’s individual customers, revenue from such services are increasing despite a fierce competition over new customers, in part due to mobile number portability and KT’s ability to secure new customers. Furthermore, KT is aiming to enhance its sales through strengthening its resale business of KTF’s 3G (WCDMA) services.

(4) Status and Forecast of New Business

In order to overcome present market obstacles of growth limits of the voice business market and the sluggish growth of the broadband Internet access services, KT has been actively involved in developing a wide range of new businesses with growth prospects.

KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment that can be accessed through various terminals anytime anywhere, to offer customers convenience solutions that they may freely use without the time or location limitations, and to offer business solutions necessary to enhance corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a “Wonderful Life Partner” that accomplishes customer value innovation while realizing its customers’ objectives and visions.

KT’s WiBro operation offers portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using technology developed in Korea, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April 2007, KT has actively been seeking to provide WiBro services in the Seoul area, including various major buildings and university campuses in the Seoul metropolitan area. Currently, KT WiBro services can be enjoyed by anyone with a mini-PC, WiBro compatible laptop computer, WiBro phone that combines CDMA mobile phone with WiBro service, Portable Media Players navigation devices and through a USB device that can be connected to any laptop computer. KT will continue to expand its array of digital devices that are compatible with WiBro services. Also, KT has expanded its coverage to the entire metropolitan area and doubled its service speed. KT will create a mobile culture for its customers through KT WiBro, which shall offer the users not only the basic function of Internet access but also other services, such as combined Webmail, two-way visual communications, remote control of home computers, tailored information services linked with real-time search and mobile UCC. Through WiBro, KT aims to lead the Mobile 2.0 generation, a next-generation mobile environment in which users may utilize information and contents they need through a two-way communication platform.

MegaTV (IP-TV) is a service that integrates communications and broadcasting services, brought about by the emergence of the convergence era among traditional industries and acceleration in the development of broadband Internet network and multimedia contents. MegaTV is a service that encompasses: (1) traditional Internet services, such as information searches, games, message exchanges, and shopping, which until now users could only access using their personal computers; (2) Video on Demand (VOD) services, allowing users to watch a variety of contents, such as movies, dramas and educational programs, at any time; and (3) convergence services that enable users to conveniently enjoy, with simple operation, high definition programs through broadband Internet network connected to a HD-compatible television. As of September 30, 2008, service is provided on a VOD basis without real-time broadcasting due to regulatory restrictions. However, following the passing of the Korean Internet Multimedia Broadcasting Business Law in December 2007 and the granting of the IP-TV business license to KT, we expect to provide enhanced IP-TV service, including real-time broadcasting in the second half of 2008, while striving to grow as a digital entertainment company.

SoIP (Service over Internet Protocol) is a service that provides video communication, short message services and a variety of information and data based multimedia applications, as well as IP-based voice transmission service. SoIP is composed of various services ranging from ‘Low-end SoIP’ to ‘High-end SoIP’. It belongs to the next generation of businesses that KT believes will provide a new profit stream. Specifically, ‘Low-end SoIP’ provides low-priced and convenient telephone services through voice IP phone. ‘Mid-end SoIP’ provides a variety of daily life related services and visual communication through video IP phones. ‘High-end SoIP’ provides additional value added services through the convergence of entertainment, telecommunication and appliance devices.

KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT to maintain its existing fixed-line market share as well as promote its competitiveness in the broadband Internet service market. KT, leveraging on its past success, intends to continue to develop and nurture new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of communications, broadcasting and home appliances and cross-industry convergence.

The statements included in above section are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

(5) Organization Chart

CEO
Financial Mgmt Office
Public Relations Office
Corp. Relations Office
Corp. Relations Support Office
IT Planning Office
Ethics Mgmt Office
Mgmt Research Institute
Corporate Strategy Group
Management Support Group
Strategy Planning Office
Business Structure Planning Office
Innovation Planning Office
Group Strategy CFT
Human Resource Office
Purchasing Strategy Office
Real Assets Management Office
HR Development Center
New Business Group
Growing Business Group
Marketing Group
Business Group
Network Group
Global Business BU
New Business BU
Next Generation Business TFT
Next Generation Development TFT
Future Tech. Research Laboratory
Platform Laboratory
Infrastructure Research Laboratory
WiBro Business Unit
Media Business Unit
Marketing Strategy BU
Service Development BU
Operation Innovation BU
Marketing Laboratory
SMB BU
Corporate Customer BU
Corp. Customer Supporting BU
Corporate Customer Service BU
NIT Business Planning TFT
Network Control Center
Network Management BU
Tech. Engineering BU
Tech. Support Business Unit
Network Tech. Research Lab
Regional Business Unit

2. Matters related to Revenue

A. Performance in Terms of Revenue

(Unit: in millions of Won)

Items	First Nine Months of 27th Fiscal Year (2008)	First Nine Months of 26th Fiscal Year (2007)	26th Fiscal Year (2007)
Internet Connection	1,602,034	1,585,504	2,118,670
Internet Application	411,636	294,557	389,884
Data	1,235,164	1,219,662	1,627,923
Telephone	3,009,628	3,120,256	4,184,668
LM	1,063,271	1,205,085	1,597,203
Wireless	1,213,320	1,143,259	1,511,452
System Integration	171,094	184,555	260,555
Real Estate	182,661	167,850	218,182
Others	20,721	19,308	27,845
Total	8,909,529	8,940,036	11,936,382

B. Routes and Methods of Sales

(1) Marketing Organizational Structure

•	Internal distribution channel: Regional Business Unit (11), district/branch offices (417), customer center (1)

•	External distribution channel: sales agencies (760), intern stores (450), specialty stores (88), specific service provider (17), KTF Group Stores (1,400), KTF M&S (120), affiliate channels (51)

(2) Sales Path

•	Branch offices offer sales of goods and customer services.

•	Subscription to goods and services through sales agencies: sales agencies, intern stores, specialty stores, specific service providers, Tel-Plazas and affiliates.

•	Subscription to goods and services through the Internet (Cyber Customer Management Center).

•	Attracting new subscribers and increasing cross-sales through business sales agreements.

•	Utilizing distribution routes through alliance with other businesses.

(3) Methods and Conditions of Sales

(a) Sales Methods

•

Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or partial flat rate system and broadband Internet access service are operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
Megapass	5%	10%	15%	20% (limited to Ntopia/Special)
KORNET (Express/Premium)	5%	10%	15%	—
Mega TV	5%	10%	20%	—

-	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 1 Year	After 2 Years	After 3 Years	After 4 Years
Megapass	2%	3%	5%	—
KORNET (Express/Premium)	2% (When subscribers sign up for an additional 1 year agreement)	3% (When subscribers sign up for an additional 2 year agreement)	5% (When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement

•	Package Discounts

Megapass plus SHOW	Megapass	SHOW
	3% to 10% additional discount for service fees according to agreement terms	10% discount for monthly service fees (5% for Megapass subscriptions without long-term discount agreements)
Megapass plus KT WIBRO
	Megapass	KT WIBRO
	3% to 10% additional discount for service fees according to agreement terms	None (the service is provided to the subscribers of NESPOT family free of charge)
Megapass plus Mega TV
	Megapass	Mega TV
	3% to 10% additional discount for service fees according to agreement terms	3% to 10% additional discount for service fees according to agreement terms

•	Discounts for Multiple Leased-Lines Subscriptions

-	Local Leased-Line

Category	30,001 to 40,000 lines	40,001 to 60,000 lines	Above 60,001 lines	Note
Discount Rate	4%	5%	6%	Limited to circuits below low-speed (300bps) level

-	Long Distance Leased-Line

Category	5~9 lines	Above 10 lines	Note
Discount Rate	5%	10%	—

*	Please refer to the explanations for each service provided on their respective websites or relevant terms and conditions for further details.

(4) Sales Strategy

(a) Broadband Internet Service

•	Strengthen competitiveness by enhancing both quality and speed of FTTH offerings

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional Megapass services

•	Promote high-quality products and increase sales through up-selling and retention of existing customers

(b) WiBro Service

•	Improve distribution networks and strengthen handset design and service offerings

•	Promote interactive stores and pursue target marketing at WiBro U-Campus, laptop rental businesses and securities companies.

•	Stimulate early market interest through promotional rate plans and package products

(c) IP-TV Service

•	Sell VOD-based Mega TV products to Megapass customers nationwide

•	Expand client base by offering free set-top box rentals (with a 3 year subscription contract) and opportunities to experience KT services

•	Increase synergy, such as cross-selling and customer retention, through promotion of bundling products with Megapass

(d) Data Service

•	Enhance customer value by offering high-quality exclusive networks that are stable and unique

•	Offer customized services through professional consulting

(e) Telephone Service

•	Focus on retaining local call subscriber base by preventing LNP transfers and cancellations

•	Increase sales efficiency by target marketing based on analyses of customers’ usage patterns

•	Promote customer loyalty with the Care Program, designed specifically for each customer, and by developing services based on specific customer needs

•	Retain existing customers and effectively compete with Internet telephone companies through optional calling plans and development of package products

(f) Mobile resale Service

•	Attract good customers from other providers as well as new customers through the adoption of stand-out sales policies

•	Focus on customer retention by engaging in Care activities targeting VIP customers

•	Develop additional services and improve the quality of terminals and customer service in collaboration with KTF

(g) Bundling Service

•	Retain existing customers by developing and promoting new Megapass-based package products and recruiting new clients for services such as KT WiBro and SHOW

•	Customer retention through continued development and sale of package products of major services

3. Research and Development Activities

A. Research and Development costs

(Units: in millions of Won)

	Category	First Nine Months of 2008	2007	2006	Notes
	Raw material	—	—	—	—
	Labor cost	52,197	65,478	62,363
	Depreciation	35,326	49,524	48,825	—
	Commissions	2,500	20,239	20,450	—
	Others	123,353	236,605	242,943	—
	Total R&D costs	213,376	371,846	374,581	—
Accounting treatment	Research and ordinary development costs	173,413	260,445	273,969
	Development cost (intangible asset)	39,963	111,401	100,612
	Percentage of R&D costs over revenue	2.39%	3.12%	3.16%	—

4. Other Matters Necessary for Making Investment Decisions

A. Summary of fund raising

Domestic Funding	(Unit: in millions of Won)

Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Redemptions	Term-End Balance	Note
Bank	44,602	10,935	14,065	41,472	Increase in overdraft during the period: Won 0
Insurance Company	—	—	—	—	—
Merchant Bank	—	—	—	—	—
Credit Specialty Financial Company	—	—	—	—	—
Mutual Savings Bank	—	—	—	—	—
Other Banking Institutions	—	—	—	—	—

Total: Financial Institutions	44,602	10,935	14,065	41,472	—
Corporate Bond (Public Subscription)	3,630,000	633,060	420,000	3,843,060	—
Corporate Bond (Private Subscription)	—	—	—	—	—
Capital Increase (Public Subscription)	—	—	—	—	—
Capital Increase (Private Subscription)	—	—	—	—	—
Asset-Backed Securitization (Public Subscription)	—	—	—	—	—
Asset-Backed Securitization (Private Subscription)	—	—	—	—	—
Other	—	260,000	260,000	—	Commercial Paper
Total: Capital Market	3,630,000	893,060	680,000	3,843,060	—
Loan from Shareholders • Officers • Subsidiaries	—	—	—	—	—
Other	—	—	—	—	—
Total	3,674,602	903,995	694,065	3,884,532	—

(Note) Total amount of corporate bonds issued during this term

-	Publicly subscribed amount: Won 633,060 million

-	Privately subscribed amount: none

*	Exchange rate for foreign currency denominated bonds: 1 USD = 1,187.7, 1 JPY = 11.4422

Overseas Funding	(Unit: in millions of Won)

Source	Balance at the Beginning of the Term	New Financing	Reduction due to Return, etc.	Term-End Balance	Note
Financial Institution	—	—	—	—	—
Overseas Securities (Corporate Bond)	1,407,300	611,790	—	2,019,090	Including increase from translation to won following depreciation of Won against dollar
Overseas Securities (Stocks, etc.)	—	—	—	—	—
Asset-Backed Securitization	—	—	—	—	—
Other	—	—	—	—	—
Total	1,407,300	611,790	—	2,019,090	—

*	Total amount of foreign private bonds issued during the period: Won 237,540 million (US$200 million)

*	1 USD = 938.2 (beginning of period), 1 USD = 1,187.7 (end of period)

*	Effect of conversion from fluctuation of foreign exchange rate is reflected in “new financing”

B. Credit Rating for the Past Three Years

(1) Overseas Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
July 14, 2008	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
June 30, 2008	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
July 2, 2007	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
April 2, 2007	2007 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
April 2, 2007	2007 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment
Sept. 26, 2006	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
Sept. 4, 2006	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
April 25, 2006	2006 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
April 24, 2006	2006 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment

(2) Domestic Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
July 28, 2008	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	Regular

March 20, 2008	Corporate Bond	AAA	Same as above	”

Feb. 18, 2008	Corporate Bond	AAA	Same as above	”

Dec. 27, 2007	Corporate Bond	AAA	Same as above	“

March 22, 2007	Corporate Bond	AAA	Same as above	“

June 27, 2007	Commercial Paper	A1	Korea Information Service Inc.	“

June 21, 2007	Commercial Paper	A1	National Information & Credit Evaluation Inc.	“

June 29, 2006	Commercial Paper	A1	Korea Information Service Inc.	“

June 28, 2006	Commercial Paper	A1	Korea Ratings Corporation	“

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
June 10, 2005	Corporate Bond		Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	“

April 11, 2005	Corporate Bond		Same as above	“

March 11, 2005	Corporate Bond		Same as above	“

-	Top credit ratings (AAA, A1) were rewarded to the company’s existing corporate bonds and commercial papers at its annual credit assessment.

-	For corporate bond, there are ten rating categories from AAA to D. For commercial paper, there are six rating categories from A1 to D.

III. Financial Information

1. Summary of Financial Statements (Non-Consolidated)

(in million Won)

Classification	As of September 30, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Current Assets	3,616,139	3,310,412	3,239,188	3,418,917	5,295,663
• Quick Assets	3,468,122	3,188,309	3,146,206	3,303,033	5,194,983
• Inventory	148,017	122,103	92,982	115,884	100,680
Fixed Assets	14,861,954	14,606,770	14,723,145	14,517,592	14,818,373
• Investments	3,535,858	3,458,580	3,661,067	3,453,071	3,415,390
• Tangible assets	10,450,746	10,448,618	10,398,084	10,411,523	10,637,059
• Intangible assets	374,490	439,738	470,782	443,098	299,106
• Other non-current assets	500,860	259,834	193,212	209,900	466,818
Total Assets	18,478,093	17,917,182	17,962,333	17,936,509	20,114,036
Current Liabilities	2,648,930	2,991,341	3,270,249	3,079,999	6,144,047
Fixed Liabilities	6,934,811	6,065,948	6,143,004	6,807,214	6,523,476
Total Liabilities	9,583,741	9,057,289	9,413,253	9,887,213	12,667,523
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,257,116	1,278,590	1,440,910	1,440,258	1,440,258
Capital Adjustments	(-)3,814,936	(-)3,815,786	(-)3,817,717	(-)3,870,288	(-)3,969,757
Accumulated Comprehensive Income	50,867	(-)6,774	10,978	119,658	15,877
Retained Earnings	9,840,307	9,842,865	9,353,911	8,798,670	8,399,137
Total Capital	8,894,352	8,859,893	8,549,080	8,049,296	7,446,513

(in million Won)

Classification	For the Nine Months ended September 30, 2008	For the year ended December 31, 2007	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004
Sales	8,909,529	11,936,382	11,856,009	11,877,272	11,850,819
Operating Income	1,030,091	1,433,722	1,756,228	1,659,883	2,127,119
Ordinary Income	590,132	1,274,725	1,574,460	1,376,429	1,799,798
Net Income	476,002	981,967	1,233,449	1,031,810	1,255,522

2. Summary of Financial Statements (Consolidated)

As of December 31,

(in million Won)

Classification	2007	2006	2005	2004	2003
Current Assets	5,642,799	5,981,420	6,131,744	6,808,977	4,731,931
• Quick Assets	5,343,695	5,744,225	5,771,631	6,434,658	4,367,098
• Inventory	299,104	237,195	360,113	374,319	364,833
Fixed Assets	18,484,086	18,261,914	18,556,973	19,664,255	20,824,744
• Investments	472,166	533,947	792,669	913,844	1,211,358
• Tangible assets	15,288,002	15,167,429	15,087,032	15,721,455	16,373,943

• Intangible assets	1,735,323	1,959,591	2,133,199	2,184,689	2,427,398
• Other non-current assets	988,595	600,947	544,073	844,267	812,045
Total Assets	24,126,885	24,243,334	24,688,717	26,473,232	25,556,675
Current Liabilities	5,078,621	5,423,115	4,822,341	8,334,490	5,915,601
Fixed Liabilities	7,910,498	8,122,915	9,476,442	9,112,362	11,244,454
Total Liabilities	12,989,119	13,546,030	14,298,783	17,446,852	17,160,055
Minority Interest	2,276,003	2,267,252	2,518,213	1,809,577	1,849,303
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,272,634	1,292,475	1,389,222	1,291,617	1,308,612
Capital Adjustments	-3,815,786	-3,817,717	-3,868,078	-3,967,270	-3,972,244
Accumulated Comprehensive Income	142	-5,772	3,166	-1,782	-33,349
Retained Earnings	9,843,775	9,400,068	8,786,413	8,333,240	7,683,300
Total Capital	11,137,766	10,697,304	10,389,934	9,026,380	8,396,620

For the years ended December 31

(in million Won)

Classification	2007	2006	2005	2004	2003
Revenues	18,660,082	17,824,880	17,155,455	17,068,371	16,067,779
Operating Income	1,745,341	2,383,376	2,430,942	2,480,532	1,822,436
Income from continuing operations	1,096,774	1,509,721	1,365,010	1,431,147	1,057,429
Net Income	1,170,978	1,509,717	1,360,036	1,431,147	1,057,429
Consolidated Net Income	1,056,227	1,291,863	1,085,450	1,282,216	821,734
Number of consolidated companies	28	23	21	13	14

IV. Auditors’ Opinion

1. Auditor

First Nine Months of 2008	First Nine Months of 2007	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	KPMG Samjong Accounting Corp.

2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
First Nine Months of 2008	—	Not Applicable
First Nine Months of 2007	—	Not Applicable
2007	Unqualified	Not Applicable
2006	Unqualified	Not Applicable

3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Unit in million won)

Term	Auditor	Contents	Fee	Total Hours
First Nine Months of 2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit Semi-annual review of US GAAP financial statements US GAAP financial statements audit	2,319	19,795
2007	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	1,985	37,000
2006	KPMG Samjong Accounting Corp.	Semi-annual review (consolidated and non-consolidated) Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit Semi-annual review of US GAAP financial statements US GAAP financial statements audit	2,717	35,000

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees under the Board

A. Matters on the Board of Directors

(1) Organization

(a) Rights of the Board of Directors

•	Convocation of general meeting of shareholders

•	Approval of budget

•	Approval of financial statements and business report

•	Establishment, transfer and closing of branch offices

•	Material organizational changes such as dissolution, business transfer and merger and acquisition

•	Issuance of new shares and disposal of forfeited shares and fractions of shares

•	Grant and revocation of stock purchase options

•	Bond subscription

•	Long-term loans in excess of loan plan under the Company budget

•	Deciding matters on issuance of convertible bonds and bonds with warrants

•

Establishment of subsidiaries and disposal of shares in an amount not less than Won 10 billion (Disposal of shares in an amount not more than Won 10 billion is included if it is accompanied by a transfer of management rights)

•	Investment and guarantee for other enterprises (Guarantee for the subsidiaries is included if the guarantee amount is not less than Won 10 billion)

•	Acquisition and disposal of lands and buildings, the value of which exceeds Won 10 billion

•	Contribution or donation of an amount not less than Won 100 million

•	Amendment of the Articles of Incorporation

•	Establishment and amendment of regulations regarding the Board of Directors

•	Determination on the number and remuneration of executive managers who are not Standing Directors and regulations of severance payment for the senior management

•	Reduction of capital and share retirement

•	Appointment and dismissal of Directors

•	Issuance of shares below par value

•	Exemption of Directors from their liabilities to the Company

•	Decisions on share dividend

•	Approval of transactions between the largest shareholder of the Company and affiliated persons, and report of such transactions to the general meeting of shareholders

•	Capitalization of reserves

•	Approval of transaction between the Company and a Director of the Company

•	Establishment and operation of committees under the Board of Directors and appointment of the committee members

•	Determination of expert advisors for Directors

•	Organization of the President Recommendation Committee

•	Determination of screening standards for President candidates

•	Assessment of the President’s performance under the management contract and proposal of dismissal

•	Decision on standard and payment method of remuneration for the President and the Standing Directors

•	Consent on the President’s recommendation and proposal of dismissal of standing officer candidates

•	Decision on terms of contracts with the President regarding management goals

•	Mid- to long-term management plans

•

Large scale internal transactions and other internal transactions under the Monopoly Regulation and Fair Trade Act referred to in the following: (i) transaction of suspense payments or loans, (ii) transaction of securities such as shares or corporate bonds and (iii) transaction involving real estate or incorporeal asset

•	Appointment and dismissal of Representative Director pursuant to the latter part of Clause 1, Article 25 and latter part of Clause 2, Article 25 of the Articles of Incorporation

•	Determination of duties of the Representative Director pursuant to the latter part of Clause 1, Article 25 of the Articles of Incorporation

•	Account closing and major management performance for each quarter of a fiscal year

•	Operation of internal accounting management system and review and report on such operation

•	Other matters determined to be necessary by the Board of Directors or the President, or matters authorized under relevant statutes and Articles of Incorporation

(b) Disclosure of personal information of Director Candidates before the General Meeting of Shareholders and Recommendation of Shareholders

•	Notice of the annual general meeting of shareholders : February 5, 2008 (Date of the General Meeting of Shareholders: February 29, 2008)

•	2 Standing Director Candidates and 2 Outside Director Candidates (including an outside Director Candidate who is an Audit Committee member)

-	Candidates for Standing Director

Name	Jong-Lok Yoon

Date of Birth	December 17, 1957

Major Occupations and Background

(Present) Vice President, KT Corporation (Head of New Business Group)

Bachelor of Aerial Communication, Korea Aerospace University, 1980

Master of Electronics Engineering, Yonsei University, 1992

Telecommunication Course, Michigan State University, 1996

Chief Executive Office Course, Seoul National University, 2003

Joined KT Corporation, 5/1980

Chief of e-Biz Business Unit, 3/2001 to 2/2003

Chief of Marketing Planning Business Unit, 2/2003 to 12/2003

Chief of Technology Business Unit, 12/2003 to 6/2004

Chief of New Project Planning Business Unit, 7/2004 to 8/2005

Chief of Development & Strategy Group, 9/2005 to 11/2005

Chief of R&D Group, 11/2005 to 11/2006

Chief of New Business Group, 11/2006 to Present

Recommender	Representative Director, President (approved by the Board of Directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholder in 2009

Name	Jeong-Soo Suh

Date of Birth	January 10, 1958

Major Occupations and Background

(Present) Vice President, KT Corporation (Head of Planning Group)

Bachelor of Economics, Sungkyunkwan University, 1984

Master of Business Administration, Yonsei University, 1988

Joined KT Corporation, 2/1983

Partnership Promotion Team Manager, Privatization Promotion Committee, 2/2001 to 2/2002

Head of Global Business Unit, 2/2002 to 8/2002

Head of Privatization Promotion Unit, 8/2002 to 1/2003

Head of Financial Management Office, 1/2003 to 11/2004

Head of Planning & Coordination Office, 12/2004 to 8/2005

Head of Planning Group, 9/2005 to Present

Recommender	Representative Director, President (approved by the Board of Directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholders in 2009

-	Candidates for Outside Director who are to act as Audit Committee Member

Name	Jeong-Suk Koh

Date of Birth	May 22, 1957

Major Occupations and Background

(Present) President, Ilshin Investment Co., Ltd.

Bachelor of Business Administration, Seoul National University, 1980

Master of Business, Science, KAIST, 1982

Doctor of Business Administration, MIT, U.S., 1989

Ilshin Spinning Co., Ltd., Planning Department, 1982 to 1983

Graduate School of Business Administration, MIT, U.S., Teaching & Research Assistant, 1983 to 1989

McKinsey & Co., Consultant, 1989 to 1991

President, Ilshin Investment Co., Ltd., 1991 to Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholders in 2011

-	Candidates for Outside Directors who are to act as Audit Committee Member

Name	Gyu-Taeg Oh

Date of Birth	February 20, 1959

Major Occupations and Background

(Present) President, Korean Fixed Income Research Institute

Bachelor of Economics, Seoul National University, 1981

Master of Business Science, KAIST, 1983

Doctor of Economics, Yale University, U.S., 1991

Certified Public Accountant, Deloitte Anjin LLC, 1983 to 1986

Expert Consultant, Kidder Peabody & Co., 1991

Assistant Professor, University of Iowa, 1991to1995

Professor, Graduate School of Business Administration, Joongang University, 1995 to present

President, Korea Fixed Income Research Institute, 1999 to present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	2/29/2008 to Date of the Annual General Meeting of Shareholders in 2011

(c) Establishment and Organization of the Outside Director Candidate Recommendation Committee

•	Enactment of regulations for operation of the Outside Director Candidate Recommendation Committee (1/20/2003)

•	Appointment of Members and Chairman of the Outside Director Candidate Recommendation Committee (12/13/2007)

Name	Outside Director	Note
Jeong-Ro Yoon	O	At least half of the Directors shall be Outside Directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
Do-Whan Kim	O
Kon-Sik Kim	O
Jong-Kyoo Yoon	O
Chang-Yop Yi	O
Jeong-Soo Suh	X

(d) Current Status of Outside Directors

Name	Experience	Relationship with the Largest Shareholder	Participation in internal and external training programs
Jeong-Ro Yoon	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	Not Applicable

•   Regular course for Directors

- Participant and period: Gyu-Taeg Oh (Feb.12~Apr.15) Jeong- Suk Koh (Sept. 16~Nov.13)

- Hosted by the Korea Directors Association

•   ‘What are the problems with the succession of management rights?’

- Participant: Jeong-Suk Koh

- Period: May 21

- Hosted by the Korea Directors Association

Do-Whan Kim	- Researcher, KISDI - (Present) Professor, Business Administration, Sejong University	Not Applicable
Kon-Sik Kim	- Vice President, Korea Institute of Directors - (Present) Professor, College of Law, Seoul National University	Not Applicable
Jong-Kyoo Yoon	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Chang	Not Applicable

Paul C. Yi (Chang Yop Yi)	- President, Hershey Food Corporation Korea Branch - President, Nong Shim Kellogg Co. - (Present) President, Coca-Cola Korea Co., Ltd.	Not Applicable	• Key issues on International Financial Reporting Standards (IFRS) - Participant: members of the Audit Committee - Period: May 31 - Hosted by Deloitte
Jeong-Suk Koh	- Teaching & Research Assistant, MIT School of Business, U.S. - McKinsey & Co. Consultant - (Present) President, Ilshin Investment Co., Ltd.	Not Applicable
Gyu-Taeg Oh	- Deloitte Anjin LLC - (Present) President, Korea Fixed Income Research Institute	Not Applicable

*	Outside Director Committee supporting team : Innovation Planning Department Corporate Governance Team Manager : Kwon Oh Hwan, Director (+82 31 727 0662)

(2) Operation of the Board of Directors

(a) Operational Rules of the Board of Directors

•	Convocation: by the President or the Chairman

•	Issues to be Submitted and Discussed: Please refer to “Rights of the Board of Directors” specified above

•

Resolution: A resolution of the Board of Directors Meeting shall be adopted by the affirmative vote of the majority of Directors present at the meeting, provided that the majority of the registered Directors are present at the meeting.

•	A resolution shall be adopted by the affirmative vote of two thirds of the registered Directors in the event of sale of a subsidiary’s shares accompanied by transfer of the management right.

•	A resolution shall be adopted by the affirmative vote of two thirds of the registered Outside Directors in the event that such resolution is relating to dismissal of the President.

(b) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Note
First	Jan. 11	1) Report on KT’s major management issues	Original proposal received	—

Second	Jan. 17	2) Approval of Financial Statements of the 26th Term	Original proposal approved	—
		3) Business Report of the 26th Term	Original proposal approved
		4) Funds Plan of 2008	Proposal received

Third	Jan. 30	5) Approval on recommendation of candidates for Standing Directors	Original proposal approved	—
		6) Recommendation of candidates for the Audit Committee members	Original proposal approved
		7) Convocation of Regular General Meeting of Shareholders of 26th Term	Original proposal approved
		8) Approval of Financial Statements of the 26th Term	Original proposal approved
		9) Business Report of the 26th Term	Original proposal approved

		10) Management appraisal on fiscal year 2007 and future plans	Original proposal received
		11) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original proposal received
		12) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by the Audit Committee)	Original proposal received
		13) Report on validity of the Audit Committee	Original proposal received
		14) Proposal on standards and method of payment of remuneration of President and Executive Directors	Original proposal approved
		15) Approval of the proposal on limit on remuneration of Directors for 2008	Original proposal approved
		16) Amendment of the Rules on Severance Payment for Executive Directors	Amended proposal approved
		17) Approval of the proposal on the employment contract for the management	Original proposal approved
		18) Approval of a joint venture for the acquisition of basic technology on object advertisement	Original proposal approved

Fourth	Feb. 13	19) Proposal on the organization of Board of Directors	Original proposal approved	—

Fifth	Feb. 29	20) Appointment of the Chairman of the Board of Directors and members of the committees under the Board of Directors	Members and chairman appointed	—

Sixth	Mar. 27	21) Proposal on long term incentive	Original proposal approved	—
		22) Disposal of long term equities	Original proposal approved
		23) Approval of the limit on transactions with KTF for 2008	Original proposal approved	—
		24) Approval of the online middle and high school business plan	Conditional approval	—
		25) Amendment of the Audit Committee’s policies and procedures	Original proposal approved	—
		26) Amendment of policies on the Board of Directors and internal accounting management	Original proposal approved	—

Seventh	Apr. 24	27) Proposal on subscription to UN Global Compact	Original proposal approved	—
		28) Proposal to raise and manage investment capital for the promotion of new businesses	Original proposal approved	—
		29) Proposal for the construction of a data center	Original proposal approved	—
		30) Report on statement of accounts for the first quarter of 2008 fiscal year	Original proposal received	—
		31) Report on management achievements for the first quarter of 2008	Original proposal received	—

Eighth	Jun. 18	32) Plan to establish IT specialized company	Original proposal approved	—
		33) Plan to enhance Shareholder’s value	Original proposal approved	—

Ninth	Jul. 24	34) Mid to long-term strategy plan for real estates owned by KT	Original proposal received	—
		35) Proposal to dispose Seong-su IT site	Original proposal approved	—

		36) Proposal to dispose vacant land in Garak branch office	Original proposal approved	—
		37) Report on operational condition of internal accounting management system of the first half of fiscal year 2008	Original proposal received	—
		38) Report on statement of accounts for the first half of 2008 fiscal year	Original proposal received	—
		39) Report on management achievements for the first half of 2008	Original proposal received	—

Tenth	Sep. 26	40) Equity investment to KT Telecop	Original proposal approved

(c) Main Activities of the Outside Directors at the Board of Directors Meetings

Meeting	Date	Number of Outside Directors Present (Total Number of Outside Directors)	Note
1st	Jan. 11	7(7)	—
2nd	Jan. 17	7(7)	—
3rd	Jan. 30	6(7)	—
4th	Feb. 13	7(7)	—
5th	Feb. 29	7(7)	—
6th	Mar. 27	7(7)	—
7th	Apr. 24	7(7)	—
8th	Jun. 18	7(7)	—
9th	Jul. 24	7(7)	—
10th	Sep. 26	7(7)	—

(d) Status of the Organization of the Committees under the Board of Directors

Title	Organization	Name	Purpose of Establishment and Authority	Note
Evaluation & Compensation Committee	5 Outside Directors	Jong-Kyoo Yoon (Chairperson) Jeong-Ro Yoon Do-Whan Kim Jeong-Suk Koh Gyu-Taeg Oh	Management Agreement with the President and Assessment	—

Executive Committee	3 Standing Directors	Joong-Soo Nam (Chairperson) Jong-Lok Yoon Jeong-Soo Suh	Management and financial matters authorized by the Board of Directors	—

Related-party Transaction Committee	4 Outside Directors	Kon-Sik Kim (Chairperson) Do-Whan Kim Paul C. Yi Jeong-Suk Koh	Review on internal transactions	—

Outside Director Candidate Recommendation Committee	5 Outside Directors, 1 Standing Director	Jeong-Ro Yoon (Chairperson) Do-Whan Kim Kon-Sik Kim Jong-Kyoo Yoon Paul C. Yi Jeong-Soo Suh	Reviewing the qualifications of potential candidates and proposing nominees to be elected at the annual general shareholders meeting	—

Audit Committee	4 Outside Directors	Do-Whan Kim (Chairperson) Jeong-Ro Yoon Jong-Kyoo Yoon Gyu-Taeg Oh	Matters related to accounting and audit	—

(e) Activities of the Committees under the Board of Directors

Evaluation & Compensation Committee

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Stuart B. Solomon	Do-Whan Kim	Thae Surn Kwarg
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 50%
Voting Result
Jan. 16	1) Comprehensive report on FY2007 CEO management assessment, a progression index	Proposal received	For	For	For	For	For
	2) Improvement of CEOs evaluation and remuneration model	Proposal received	For	For	For	For	For

Jan. 29	3) Improvement of CEOs evaluation and remuneration model	Original proposal approved	For	For	For	For	Absent
	4) Proposal for remuneration standards and payment methods for the President and Standing Directors	Proposal received	For	For	For	For	Absent
	5) Proposal for limit on remuneration of Directors for 2008	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	Absent
	6) Amendment of the Rules on Severance Payment for Executive Directors	Original proposal approved	For	For	For	For	Absent

Feb. 13	7) Result of 2007 CEO management assessment	Original proposal approved	For	For	For	For	For
	8) 2008 CEO management goal	Original proposal approved	For	For	For	For	For

*	Members of the Board of Directors elected on February 29, 2008: (Jong-Kyoo Yoon, Jeong-Ro Yoon, Do-Whan Kim, Jeong-Suk Koh, Gyu-Taeg Oh)

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jong Kyoo Yoon	Jeong Ro Yoon	Do-Hwan Kim	Jeong-Suk Koh	Gyu-Taeg Oh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Mar. 25	9) Plan on evaluation and management of FY2008 CEO goals	Original proposal approved	For	For	For	For	For
	10) Payment of long-term performance compensation	Amended proposal approved	For (amended)	For (amended)	For (amended)	For (amended)	For (amended)

Jul. 23	11) Assessment of 2008 CEOs management goal	Original proposal received	For	For	For	For	For

Sep. 2	12) Proposal of 2008 CEOs management goal assessment scheme	Original proposal approved	For	For	For	For	For

Standing Committee

Meeting Date	Agenda	Results on discussion	Executive Directors
			Joong-Soo Nam	Jong-Lok Yoon	Jeong-Soo suh
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Mar. 3	1) Establishment of Global VC Partner Network	Original proposal approved	For	For	For

Jun. 9	2) Payment guarantee on Daejeon FutureX business	Original proposal approved	For	For	For

Jul. 17	3) Plan for issuance of corporate bonds in the third quarter of 2008	Original proposal approved	For	For	For

Aug. 13	4) Proposal for the relocation and closing of branch offices	Original proposal approved	For	For	For

Sep. 25	5) Proposal for the foundation of the Digital Media Industry Association	Original proposal approved	For	For	For

	6) Plan for issuance of corporate bonds in the fourth quarter of 2008	Original proposal approved	For	For	For

Related-party Transactions Committee

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Kon-Sik Kim	Do-Hwan Kim	Paul C. Yi	Jeong-Suk Koh
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Mar. 25	1) Approval of the limit on transactions with KTF for 2008	Original proposal approved	For	For	For	For
	2) Approval of continual transactions with affiliates for FY2008	Original proposal approved	For	For	For	For

Sep. 26	3) Approval of equity investment to KT Telecop	Original proposal approved	For	For	For	For

Outside Director Candidate Recommendation Committee

Meeting Date	Agenda	Results on discussion	Independent and Non-Executive Directors
			Jeong-Ro Yoon	Do-Whan Kim	Kon-Sik Kim	Jong-Kyoo Yoon	Paul C. Yi
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 1000%
Voting Result
Jan. 3	1) Support plan for the recommendation of Outside Director candidate 2) Report on activities plan of the research agency	Original proposal approved	For	For	For	For	For
		Original proposal approved	For	For	For	For	For

Jan. 11	3) Organization of candidate recommendation advisory council	Advisory council organized	For	For	For	For	For

Jan. 16

4) Evaluation of KT Outside Director Candidates and Discussion on Recommendation Method

5) Recommendation of Candidates for Outside Directors

  - Jeong-Suk Koh, Jung-Soo Kim, Gyu-Taeg Oh

6) Recommendation of Candidates for Outside Directors

  - Jeong-Suk Koh, Gyu-Taeg Oh

		Discussed	For	For	For	For	For
		Candidates confirmed	For	For	For	For	For
		Candidates confirmed	For	For	For	For	For

B. Audit Committee

(1) Matters on Audit Institution

(a) Establishment and Method of Organization of Audit Committee (Auditors)

•	Purpose of operational regulations for Audit Committee

-	To regulate matters necessary for effective operation of Audit Committee

•	Rights and Duties

-

The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, Directors of the Company to report on the relevant matters thereof. The Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and those matters authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(b) The Audit Committee’s Internal Device for Access to Management Information Necessary for Audit

•	Types of Meetings

-	The Committee shall hold a regular meeting in the first month of every quarter of each year and may hold an extraordinary meeting whenever necessary

•	Right of Convocation

-	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon the request of the President or a member of the Committee.

•	Convocation Process

-

The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days before the date of the meeting

•	The Committee shall deliberate on or resolve the following matters:

-	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an extraordinary meeting of shareholders

•	Investigation and statement on agenda and documents of the General Meeting of Shareholders

-	Matters on Directors and Board of Directors

•	Report to the Board of Directors on a Director’s activities that are in violation of relevant statutes or the Articles of Incorporation

•	Preparation and submission of Audit Report on financial statements that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a Director

•	Request for a report on the performance of Directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on Audit Committee

•	Matters authorized by the Board of Directors

-	Matters on Audit

•	Request on performance of Directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a Director

•	Representation of the Company in a lawsuit between a Director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against Directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a Director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system

-	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation ·

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.

(c) Personal Information of Members of the Audit Committee

Name	Experience	Note
Do-Whan Kim	- Researcher, KISDI - (Present) Professor, Business Administration & Accounting, Sejong University	—

Jeong-Ro Yoon	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	—

Jong-Kyoo Yoon	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Chang	—

Gyu-Taeg Oh	- Vice Representative, Deloitte Anjin - (Present) President, Korea Fixed Income Research Institute	—

(2) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	Jan. 16	1) Approval of Financial Statements of 26th Term	Original proposal approved	—
		2) Business Report of 26th Term	Original proposal approved
		3) Report on Final Audit of Fiscal Year 2007	Original proposal received
		4) Report on Audit Records of 2007 and Audit Plan for 2008	Original proposal received

Second	Jan. 29	5) Approval of Financial Statements of 26th Term	Original proposal approved	—
		6) Business Report of 26th Term	Original proposal approved
		7) Report on operational condition of internal accounting management system of Fiscal Year 2007	Original proposal received
		8) Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original proposal received
		9) Report on Validity of the Audit Committee	Original proposal received

Third	Feb. 13	10) Report on agenda of General Meeting of Shareholders for 26th Term and Result on Document Investigation	Original proposal received	—
		11) Written Opinion on operational status of internal compliance device of the Audit Committee	Original proposal received
		12) Audit Report for Regular General Meeting of Shareholders of 26th Term	Original proposal received

Fourth	Mar. 25	13) Appointment of the Chairperson of the Audit Committee	Chairperson appointed	—
		14) Report on the result of consolidated settlement of account for Fiscal Year 2007	Original proposal received
		15) Approval of remuneration to independent auditor for fiscal year 2008	Conditional approval
		16) Approval of consolidated company’s independent auditor and remuneration for fiscal year 2008	Original proposal approved
		17) Report on 2008 Outside Auditor Audit Plan	Original proposal received

Fifth	Mar. 25	18) Pre-approval of services provided by the Auditor	Original proposal received
		19) Report on statement of accounts for the first quarter of 2008 fiscal year	Original proposal received
		20) Report on business achievements for the first quarter of 2008 and future plans	Original proposal received

Sixth	Jun. 18	21) Report on filing of Form 20-F for 2007 fiscal year	Original proposal received

Seventh	Jul. 23	22) Report on operational condition of internal accounting management system of first half of Fiscal Year 2008	Original proposal received
		23) Report on statement of accounts for the first half of 2008 fiscal year	Original proposal received
		24) Report on Final Audit of first half of Fiscal Year 2008	Original proposal received
		25) Report on business achievements for the first half of 2008 and future plans	Original proposal received

Eighth	Sep. 2	26) Pre-approval of services provided by the Auditor	Original proposal approved
		27) Report on the administrative orderings by the Korean Communications Commission concerning handling of customers’ personal information	Original proposal received

C. Matters on Shareholder’s Exercise of Voting Right

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

(3) Exercise of Minority Shareholders’ Rights

The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006.

24th General Meeting of Shareholders (March 10, 2006)

Shareholder	Contents of the Minority Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 of the Securities and Exchange Act

Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18 of the Securities and Exchange Act

D. Remuneration to Executive Officers

(1) Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: in hundred million Won)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Standing Directors	7.32	50	2.44		—	—
7 Outside Directors	2.52		0.36	—	—	—

*	Performance-based compensation is made at year end.

(2) Grant and Exercise of Stock Option

As of September 30, 2008	(Unit: Won, shares)

Holder	Position	Date of Grant	Shares to be given upon exercise	Type of Share	Changed Volume			Unexercised	Period for Exercise	Exercise Price	Closing Price
					Granted	Exercised	Revoked
Yong Kyung Lee	Standing Director	12/26/2002	Treasury Share	Common Share	300,000	—	—	253,100	12/27/ 2004 to 12/26/ 2009	70,000	41,900

Tae-Won Chung	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	45,145	Same as Above	70,000	41,900

Young- Han Song	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	28,717	Same as Above	70,000	41,900

Ahn-Yong Choi	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	—	32,170	Same as Above	70,000	41,900

Hong-Sik Chun	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	—	12,500	Same as Above	70,000	41,900

Hyun-June Chang	Standing Director	9/16/2003	Treasury Share	Common Share	5,200	—	—	3,000	9/17/ 2005 to 9/16/ 2010	57,000	41,900

Hui-Chang Roh	Standing Director	2/4/2005	Treasury Share	Common Share	60,000	—	—	43,153	2/5/ 2007 to 2/4/ 2012	54,600	41,900

Total	—	—	—	—	685,200	—	—	417,785	—	—	—

The weighted-average of the non-exercise stock option: Won 68,316.

Remarks:

(1) Position is as of the date of the stock option grant.

(2) The closing price is the closing price as of September 30, 2008.

(3) Difference between the number of shares granted and the number shares with stock option unexercised: due to adjustment of number of granted shares that are dependent on management results and duration of continuous service

E. Directors’ and Officers’ Liability Insurance Status

(1) Outline of Insurance

As of September 30, 2008	(Unit: in thousands of Won)

Title	Amount of Insurance Premium Paid		Maximum Amount Insured	Note
	Amount Paid for the Term	Accumulated Amount Paid (including the Amount Paid for the Term)
Directors’ and Officers’ Liability Insurance	469,000	4,978,304	50,000,000	—

(2) Grounds and Process of Application

- Application possible after reporting to the Board of Directors (approved at the executive officers’ meeting in May 1999).

- Thereafter, insurance is renewed annually.

(3) Insured Executive Officers

- Executive Officers above the level of Vice President (including Outside Directors).

- Executive Officers mentioned above include officers of the Company who have been, are, and will be appointed or designated. Officers who are appointed or designated during the insurance period are automatically insured.

(4) Damages Insured

- Damages to shareholders and a third party caused by the insured in violation of the insured’s duty of reasonable care in performance of his or her duty.

- “Damages” includes amount of compensation, amount ordered by the court, settlement amounts and attorneys fees.

(5) Exclusion

The insurance company shall not be liable to make any payment for loss in connection with any claim or claims made against the Directors or officers relating to the following matters:

1.	arising out of, based upon or attributable to making any personal profit or gain to which they are not legally entitled;

2.	arising out of, based upon or attributable to the act of a bad faith or criminal act.

3.	arising out of, based upon or attributable to the payment to the insured of any remuneration without the prior approval of shareholders of the Company, which shall be deemed illegal;

4.	arising out of, based upon or attributable to profits made from illegal insider-trading activities using non-public information;

5.	arising out of, based upon or attributable to payment of commissions, gratuities, benefits or any other favors provided to or for the benefit of any;

6.	arising out of, based upon or attributable to lawsuits related to already claimed or known to be claimed lawsuits involving other securities;

7.	arising out of, based upon or attributable to any lawsuit caused by the same cause as the cause that occurred before the insurance effective date;

8.	arising out of, based upon or attributable to any loss that was foreseeable at the time of the insurance effective date;

9.	arising out of, based upon or attributable to environmental pollution;

10.	arising out of, based upon or attributable to actions caused by an officer on behalf of other company or organization;

11.	arising out of, based upon or attributable to radioactive or other hazardous material;

12.	arising out of, based upon or attributable to disabilities, property damage or human rights violation;

13.	arising out of, based upon or attributable to actions taken at an affiliated company prior to its acquisition;

14.	arising out of, based upon or attributable to a lawsuit by the representative shareholder.

*	Exclusion Clause includes:

-	Action related to trading of treasury shares by the management;

-	Provision of professional service;

-	Year 2000;

-	Severance payment and pension related;

-	Damage claims by government authorities;

-	Nuclear energy hazard related matters;

-	Claim for damages filed by the majority shareholders or by controlling shareholders;

-	War and terrorists acts;

-	Damage claims between insured persons;

-	Affiliated companies;

-	Asbestos or fungus related hazard;

-	Infringement of corruption prevention law; and

-	Civil fines or penalties.

2. Equity Investment

(As of September 30, 2008)	(Unit: share, millions of Won, %)

Division	Account Classification	Name of Company or Item	Purpose	Beginning balance			Increase (Decrease)		End balance			Net Profit of Non-affiliated Companies (Latest fiscal year)	Note
				Number of Shares	Equity Ratio	Book Value	Number of Shares	Acquisition (disposal)	Number of Shares	Equity Ratio	Book Value
Domestic	Equity Method Investee	KT Powertel Co. Ltd.	Business promotion	7,771,418	44.9%	28,837	—	—	7,771,418	44.9%	31,151	5,159	—
	Equity Method Investee	KT Networks Corporation	Business promotion	2,000,000	100.0%	52,900	—	—	2,000,000	100.0%	54,822	1,906	—
	Equity Method Investee	KT Linkus Co., Ltd.	Business promotion	2,941,668	93.8%	8,040	—	—	2,941,668	93.8%	2,600	-5,829	—
	Equity Method Investee	Telecop Service Co. Ltd.	Business promotion	4,644,376	93.8%	10,847	—	—	4,644,376	93.8%	9,054	-1,927	—
	Equity Method Investee	KT Hitel	Active in management	22,750,000	65.9%	114,403	—	—	22,750,000	65.9%	118,193	5,691	—
	Equity Method Investee	KT Submarine Co., Ltd.	Active in management	1,617,000	36.9%	21,933	—	—	1,617,000	36.9%	21,585	412	—
	Equity Method Investee	KT Freetel Co., Ltd.	Active in management	102,129,938	53.0%	2,620,185	—	—	102,129,938	54.3%	2,544,868	62,672	—
	Equity Method Investee	KT Commerce, Inc.	Business promotion	266,000	19.0%	1,264	—	—	266,000	19.0%	1,393	554	—
	Equity Method Investee	KTF Technologies, Inc.	Business promotion	56,000	3.9%	1,623	—	—	56,000	3.9%	544	-17,586	—
	Equity Method Investee	KT Rental Co., Ltd.	Business promotion	6,800,000	100.0%	48,207	—	—	6,800,000	100.0%	55,279	7,084	—
	Equity Method Investee	KT Capital Co., Ltd.	Business promotion	20,200,000	100.0%	100,043	—	—	20,200,000	100.0%	104,795	4,666	—

	Equity Method Investee	Sidus FNH Co. Ltd.	Business promotion	1,607,900	35.7%	14,409	—	—	1,607,900	35.7%	11,875	-1,401	—
	Equity Method Investee	Olive Nine Co., Ltd.	Business promotion	8,750,000	19.2%	17,880	500,000	?1,155	9,250,000	19.5%	15,003	-4,823	—
	Equity Method Investee	KT FDS Co., Ltd.	Business promotion	400,000	100.0%	7,359	—	—	400,000	100.0%	5,266	-1,227	—
	Equity Method Investee	Nasmedia Co., Ltd	Business promotion	—	—	—	1,767,516	26,055	1,767,516	50.0%	25,286	2,882	Newly invested in 1st quarter
	Equity Method Investee	Softnix Co., Ltd.	Business promotion	—	—	—	120,000	600	120,000	60.0%	451	-358	Newly invested in 2nd quarter
	Equity Method Investee	Information Premium Edu	Business promotion	—	—	—	240,000	6,000	240,000	54.5%	5,193	-980	Newly invested in 2nd quarter
	Equity Method Investee	KT New Business Investment Fund No.1	Business promotion	—	—	—	100	10,000	100	90.9%	10,120	132	Newly invested in 2nd quarter
	Equity Method Investee	KT Data System	Business promotion	—	—	—	1,920,000	9,600	1,920,000	80.0%	9,241	-449	Newly invested in 2nd quarter
Overseas	Equity Method Investee	Korea Telecom America, Inc. (USA)	Business promotion	6,000	100.0%	2,937	—	—	6,000	100.0%	3,842	106	—
	Equity Method Investee	Korea Telecom Japan Co., Ltd. (Japan)	Business promotion	12,856	100.0%	830	—	—	12,856	100.0%	1,797	549	—
	Equity Method Investee	Korea Telecom China Co., Ltd. (China)	Business promotion	—	100.0%	946	—	—	—	100.0%	1,737	383	—
	Equity Method Investee	Korea Telecom Philippines, Inc. (Philippines)	Business promotion	744,476	100.0%	—	—	—	744,476	100.0%	—	—	in process of disposal
	Equity Method Investee	New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	125,326	—	—	5,309,189	80.0%	179,439	35,731	—
	Equity Method Investee	KTSC Investment Management B.V.	Business promotion	108	60.0%	15	82,506	30,845	82,614	60.0%	42,006	-132	—
	Equity Method Investee	Super iMax	Business promotion	—	60.0%	1,321	—	-1,321	—	60.00%	—	—	Investment in kind in 1st quarter
	Equity Method Investee	East Telecom	Business promotion	—	51.0%	14,515	—	-14,515	—	51.00%	—	—	Investment in kind in 1st quarter
Total				188,006,929	—	3,193,820	4,630,122	68,419	192,637,051	—	3,255,540	93,214	—

VI. Employees

1. Current Status of Employees

(As of September 30, 2008)	(Unit: persons, in millions of Won)

Type	Number of Employees *					Average Years in Continuous Service	Total Payroll	Average Payroll per Person **	Note
	Office Staff	Engineers	Research Staff	Other	Total
Male	5,604	24,002	592	294	30,492	20.2	1,275,731	41.82	—
Female	3,155	2,067	148	7	5,377	17.6	199,430	36.99	—
Total	8,759	26,069	740	301	35,869	19.8	1,475,161	41.09	—

*	Excluding 59 Executive Directors and 287 Assistant Vice Presidents.

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

ASSETS	September 30, 2008		December 31, 2007
	(In millions of Korean won)
CURRENT ASSETS :
Cash and cash equivalents	(Won)	1,120,741	(Won)	921,197
Short-term investment assets (Note 3)		241,256		307,982
Accounts receivable – trade, less allowance for doubtful accounts of (Won)292,556 million in 2008 and (Won)249,008 million in 2007 (Note 11)		1,673,029		1,636,545
Accounts receivable – other, less allowance for doubtful accounts of (Won)85,546 million in 2008 and (Won)72,073 million in 2007 (Note 11)		113,942		150,390
Accrued revenues		8,508		6,358
Advance payments		31,835		13,442
Prepaid expenses		111,735		29,743
Guarantee deposits		1,332		950
Current portion of derivative instruments assets (Note 20)		61,133		352
Current portion of deferred income tax assets		104,580		121,349
Inventories (Note 4)		148,017		122,103
Other current assets		31		1

Total Current Assets		3,616,139		3,310,412

NON-CURRENT ASSETS :
Available-for-sale securities (Note 5)		18,916		14,164
Equity method investment securities (Notes 2 and 6)		3,477,685		3,378,153
Long-term loans		20,722		66,263
Other investment assets		18,535		—
Property and equipment, net (Note 7)		10,450,746		10,448,618
Intangible assets, net (Note 8)		374,490		439,738
Long-term accounts receivable – trade		45,856		41,716
Leasehold rights and deposits		87,437		84,210
Non-current derivative instruments assets (Note 20)		131,231		1,710
Non-current deferred income tax assets (Note 2)		152,418		31,114
Exclusive memberships		60,813		58,652
Long-term accounts receivable – other		12,731		36,171
Long-term prepaid expenses		10,374		6,261

Total Non-current Assets		14,861,954		14,606,770

TOTAL ASSETS	(Won)	18,478,093	(Won)	17,917,182

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

LIABILITIES AND EQUITY	September 30, 2008		December 31, 2007
	(In millions of Korean won)
CURRENT LIABILITIES :
Accounts payable – trade (Note 11)	(Won)	657,986	(Won)	769,861
Accounts payable – other (Note 11)		711,612		817,121
Advance receipts		55,476		55,105
Withholdings		60,019		66,092
Accrued expenses (Note 11)		469,079		297,628
Income taxes payable		123,398		255,292
Current portion of bonds and long-term borrowings (Note 9)		411,592		437,958
Unearned revenue		4,493		1,146
Key money deposits (Note 11)		110,686		121,963
Derivative instruments liabilities (Note 20)		11,191		132,281
Current portion of accrued provisions (Notes 10 and 19)		33,398		36,894

Total Current Liabilities		2,648,930		2,991,341

NON-CURRENT LIABILITIES :
Bonds (Note 9)		5,425,914		4,589,288
Long-term borrowings (Note 9)		29,632		26,582
Provisions for severance indemnities		507,002		447,912
Accrued provisions (Note 10)		7,828		20,677
Refundable deposits for telephone installation		808,775		841,356
Long-term accounts payable – other (Note 11)		116,897		109,868
Long-term advance receipts		4,924		5,605
Long-term deposits received		33,839		24,660

Total Non-current Liabilities		6,934,811		6,065,948

Total Liabilities		9,583,741		9,057,289

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

LIABILITIES AND EQUITY	September 30, 2008		December 31, 2007
	(In millions of Korean won)
EQUITY :

Common Stock (Notes 1 and 12)		1,560,998		1,560,998

Capital Surplus (Notes 2 and 6)		1,257,116		1,272,634

Capital Adjustments :
Treasury stock (Note 15)		(3,824,881)		(3,825,688)
Stock options (Note 14)		8,880		8,880
Stock grants (Note 14)		1,065		1,022

Total Capital Adjustments		(3,814,936)		(3,815,786)

Accumulated Other Comprehensive Income :
Unrealized gain on valuation of available-for-sale securities (Note 5)		958		2,559
Increase in equity of associates (Note 6)		39,414		11,565
Decrease in equity of associates (Note 6)		(2,692)		(16,966)
Unrealized gain on valuation of derivatives (Note 20)		13,728		2,024
Unrealized loss on valuation of derivatives (Note 20)		(541)		—

Total Accumulated Other Comprehensive Income (Notes 2 and 13)		50,867		(818)

Retained Earnings (Note 2)		9,840,307		9,842,865

Total Equity		8,894,352		8,859,893

TOTAL LIABILITIES AND EQUITY	(Won)	18,478,093	(Won)	17,917,182

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
	(In millions of Korean won)
OPERATING REVENUES (Notes 11 and 16)	(Won)	2,913,475	(Won)	8,909,529	(Won)	2,958,306	(Won)	8,940,036

OPERATING EXPENSES (Notes 11 and 17)		2,584,047		7,879,438		2,640,386		7,690,071

OPERATING INCOME		329,428		1,030,091		317,920		1,249,965

NON-OPERATING REVENUES :
Interest income		22,341		66,288		24,311		75,787
Foreign currency transaction gain		16,086		27,651		992		2,568
Foreign currency translation gain		14,570		32,091		10,451		16,329
Equity in income of associates (Note 6)		23,153		65,097		13,616		49,079
Dividend income		—		80		2		2
Gain on breach of contracts		134		565		402		1,108
Gain on disposal of useless materials		6,868		17,090		7,246		15,815
Gain on disposal of available-for-sale securities		—		10		—		—
Gain on disposal of equity method investment securities		—		—		383		383
Gain on disposal of property and equipment		1,017		3,011		919		14,409
Reversal of accrued provisions (Note 10)		1,384		5,422		1,782		50,993
Reversal of allowance for doubtful accounts		—		—		43,308		9,450
Gain on settlement of derivatives		1,051		5,957		3,561		7,922
Gain on valuation of derivatives (Note 20)		207,119		311,554		15,482		22,030
Other non-operating revenue		9,310		28,603		13,876		71,824

Total Non-operating Revenue		303,033		563,419		136,331		337,699

NON-OPERATING EXPENSES :
Interest expense		78,821		237,223		77,253		235,243
Other bad debt expense		12,237		17,328		—		—
Foreign currency transaction loss		10,409		17,816		1,051		3,472
Foreign currency translation loss		290,117		486,469		1,573		2,304
Equity in loss of associates (Note 6)		—		83,202		10,747		21,221
Donations		20,407		62,649		25,929		53,787
Loss on disposal of available-for-sale securities		—		—		—		520
Loss on disposal of equity method investment securities		—		—		549		549
Loss on disposal of property and equipment		6,697		30,924		5,776		22,551
Loss on impairment of property and equipment (Note 7)		970		991		4,457		4,457
Loss on disposal of intangible assets		5		484		—		161
Loss on impairment of intangible assets		—		—		3,692		7,066
Loss on settlement of derivatives		846		3,944		2,857		8,517
Loss on valuation of derivatives (Note 20)		3,669		5,704		2,847		10,219
Other non-operating expense		9,376		56,644		3,176		29,233

Total Non-operating Expenses		433,554		1,003,378		139,907		399,300

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
	(In millions of Korean won)
INCOME BEFORE INCOME TAX EXPENSE		198,907		590,132		314,344		1,188,364

INCOME TAX EXPENSE		37,510		114,130		56,974		314,001

NET INCOME (Note 2)	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363

NET INCOME PER SHARE (Notes 2 and 18)
Basic and diluted net income per share (in Korean won)	(Won)	798	(Won)	2,343	(Won)	1,250	(Won)	4,217

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Common stock		Capital surplus		Capital adjustments		Other comprehensive Income (loss)		Retained earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,440,910	(Won)	(3,817,717)	(Won)	10,978	(Won)	9,353,911	(Won)	8,549,080
A change in accounting policy (Note 2)		—		(153,657)		—		(23,076)		119,506		(57,227)

As restated		1,560,998		1,287,253		(3,817,717)		(12,098)		9,473,417		8,491,853
Dividends		—		—		—		—		(416,190)		(416,190)

Retained earnings after appropriations		—		—		—		—		9,057,227		8,075,663
Net income for the period		—		—		—		—		874,363		874,363
Acquisition of treasury stock		—		—		(91,518)		—		—		(91,518)
Disposal of treasury stock		—		—		884		—		—		884
Retirement of treasury stock		—		—		91,518		—		(91,518)		—
Offset of loss on disposal of treasury stock		—		(133)		—		—		—		(133)
Other capital surplus		—		(2,575)		—		—		—		(2,575)
Stock options		—		—		25		—		—		25
Other share-based payment		—		—		766		—		—		766
Unrealized gain on valuation of available-for-sale securities		—		—		—		(348)		—		(348)
Increase in equity of associates		—		—		—		(2,701)		—		(2,701)
Decrease in equity of associates		—		—		—		5,225		—		5,225
Gain on valuation of derivatives for cash flow hedge		—		—		—		2,285		—		2,285

Balance as of September 30, 2007	(Won)	1,560,998	(Won)	1,284,545	(Won)	(3,816,042)	(Won)	(7,637)	(Won)	9,840,072	(Won)	8,861,936

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Common stock		Capital surplus		Capital adjustments		Other comprehensive Income		Retained earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2008 (as reported)	(Won)	1,560,998	(Won)	1,440,777	(Won)	(3,815,786)	(Won)	7,771	(Won)	9,699,015	(Won)	8,892,775
A change in accounting policy (Note 2)		—		(168,143)		—		(8,589)		146,471		(30,261)

As restated		1,560,998		1,272,634		(3,815,786)		(818)		9,845,486		8,862,514
Dividends		—		—		—		—		(407,374)		(407,374)

Retained earnings after appropriations		—		—		—		—		9,438,112		8,455,140
Net income for the period		—		—		—		—		476,002		476,002
Acquisition of treasury stock		—		—		(73,807)		—		—		(73,807)
Disposal of treasury stock		—		—		807		—		—		807
Retirement of treasury stock		—		—		73,807		—		(73,807)		—
Offset of loss on disposal of treasury stock		—		(144)		—		—		—		(144)
Other capital surplus		—		(15,374)		—		—		—		(15,374)
Other share-based payment		—		—		43		—		—		43
Unrealized gain on valuation of available-for-sale securities		—		—		—		(1,601)		—		(1,601)
Increase in equity of associates		—		—		—		27,849		—		27,849
Decrease in equity of associates		—		—		—		14,274		—		14,274
Gain on valuation of derivatives for cash flow hedge		—		—		—		11,704		—		11,704
Loss on valuation of derivatives for cash flow hedge		—		—		—		(541)		—		(541)

Balance as of September 30, 2008	(Won)	1,560,998	(Won)	1,257,116	(Won)	(3,814,936)	(Won)	50,867	(Won)	9,840,307	(Won)	8,894,352

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008		2007
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	476,002	(Won)	874,363

Expenses not involving cash payments:
Share-based payment		1,065		792
Provision for severance indemnities		205,018		257,406
Depreciation		1,459,235		1,437,635
Amortization		122,888		116,232
Provision for doubtful accounts		78,943		—
Interest expense		3,436		3,059
Other bad debt expense		17,328		—
Foreign currency translation loss		486,469		2,299
Equity in loss of associates		83,202		21,221
Loss on disposal of available-for-sale securities		—		520
Loss on disposal of equity method investment securities		—		549
Loss on disposal of property and equipment		30,924		22,551
Loss on impairment of property and equipment		991		4,457
Loss on disposal of intangible assets		484		161
Loss on impairment of intangible assets		—		7,066
Loss on valuation of derivatives		5,704		10,219
Other non-operating expense		2,191		4,140

Sub-total		2,497,878		1,888,307

Income not involving cash receipts:
Interest income		3,122		3,878
Foreign currency translation gain		31,405		16,329
Equity in income of associates		65,097		49,079
Gain on disposal of available-for-sale securities		10		—
Gain on disposal of equity method investment securities		—		383
Gain on disposal of property and equipment		3,011		14,409
Reversal of allowance for doubtful accounts		—		9,450
Gain on valuation of derivatives		311,554		22,030

Sub-total		(414,199)		(115,558)

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008	2007
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable – trade	(83,479)	(313,003)
Accounts receivable – other	31,303	13,811
Accrued revenues	(2,149)	(4,755)
Advance payments	(18,392)	(6,240)
Prepaid expenses	(81,992)	(65,947)
Guarantee deposits	(382)	835
Derivative instruments assets	352	1,669
Other current assets	(30)	55
Inventories	(25,970)	(4,488)
Long-term accounts receivable – trade	(8,672)	(489)
Leasehold rights and deposits	(3,227)	(3,811)
Deferred income tax assets	(118,512)	2,389
Exclusive memberships	(2,162)	(997)
Long-term accounts receivable – other	24,171	763
Long-term prepaid expenses	(4,113)	896
Accounts payable – trade	(138,545)	(12,617)
Accounts payable – other	(109,094)	(296,965)
Advance receipts	370	(19,214)
Withholdings	(6,487)	2,405
Accrued expenses	171,452	256,585
Income taxes payable	(131,839)	(69,273)
Unearned revenue	3,347	4,166
Key money deposits	(11,276)	(20,737)
Derivative instruments liabilities	(389)	(4,629)
Payment of severance indemnities	(145,927)	(139,723)
Accrued provisions	(16,345)	(42,730)
Refundable deposits for telephone installation	(32,581)	(49,389)
Deferred income tax liabilities	—	(16,896)
Long-term advance receipts	(681)	(684)
Long-term deposits received	9,179	18,314

Sub-total	(702,070)	(770,699)

Net Cash Provided by Operating Activities	1,857,611	1,876,413

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008	2007
	(In millions of Korean won)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets	206,948	83,056
Disposal of available-for-sale securities	10	2,457
Decrease in equity method investment securities	6,531	64,240
Collection of long-term loans	7,642	16,966
Decrease in other investment assets	—	208
Disposal of property and equipment	30,166	49,851
Increase of contribution for construction	53,748	47,795

Sub-total	305,045	264,573

Cash outflows for investing activities:
Increase in short-term investment assets	102,323	91,297
Acquisition of available-for-sale securities	6,960	—
Acquisition of equity method investment securities	84,447	9,008
Acquisition of property and equipment	1,559,364	1,352,727
Acquisition of intangible assets	58,124	76,427

Sub-total	(1,811,218)	(1,529,459)

Net Cash Used in Investing Activities	(1,506,173)	(1,264,886)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds	777,292	324,144
Increase in long-term borrowings	10,935	12,918

Sub-total	788,227	337,062

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008		2007
	(In millions of Korean won)
Cash outflows for financing activities:
Payment of accounts payable – other		24,875		18,768
Repayment of current portion of bond and long-term borrowings		434,065		553,533
Payment of dividends		407,374		416,190
Acquisition of treasury stock		73,807		91,517

Sub-total		(940,121)		(1,080,008)

Net Cash Used in Financing Activities		(151,894)		(742,946)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		199,544		(131,419)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		921,197		1,036,765

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	1,120,741	(Won)	905,346

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of September 30, 2008.

Prior to 1991, the Company was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, the Company commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contents On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Korea. Except for the matters described below, the significant accounting policies for the accompanying non-consolidated interim financial statements are the same as those for the 2007 annual financial statements.

The Company restated the prior period financial statements in accordance with the amendment to Statements of Korea Accounting Standards (“SKAS”) No. 15 “Investments in Associates”, and also made adjustment directly to retained earnings in accordance with the amendment to the Korea Accounting Institute (“KAI”) Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures”. However, in connection with the Company’s adoption of SKAS No. 15, the Company restated only the 2007 financial statements as allowed by the transition clause of the amendment but did not restate the financial statements before 2007. Meanwhile, significant changes in the current period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of September 30, 2008
Equity method investment securities	(Won)	3,499,933	(Won)	3,477,685
Deferred income tax assets (non-current)		152,210		152,418
Other capital surplus included in capital surplus		373		(183,142)
Accumulated other comprehensive income		44,085		50,867
Retained earnings		9,685,613		9,840,307

Statement of income for the nine months ended September 30, 2008
Net income	(Won)	467,781	(Won)	476,002
Basic net income per share from continuing operations (in Korean won)		2,302		2,343
Basic net income per share (in Korean won)		2,302		2,343

Significant changes in the prior period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of December 31, 2007
Equity method investment securities	(Won)	3,411,035	(Won)	3,378,153
Capital surplus		519		(167,642)
Accumulated other comprehensive income		7,771		(818)
Retained earnings		9,699,015		9,842,865

Statement of income for the nine months ended September 30, 2007
Net income	(Won)	852,769	(Won)	874,363
Basic net income per share from continuing operations (in Korean won)		4,113		4,217
Basic net income per share (in Korean won)		4,113		4,217

Certain reclassifications in prior period financial statements have been made to conform to the classifications in the current period for the purpose of ease of comparison. Such reclassifications did not have an effect on the net assets as of December 31, 2007 or net income for the three and nine months ended September 30, 2007.

Transactions or accounting events related to significant changes in the financial position or the results of operations arising after December 31, 2007 are mainly disclosed in the notes to the accompanying non-consolidated financial statements.

3.	RESTRICTED DEPOSITS

Details of restricted deposits included in short-term investment assets as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008		December 31, 2007		Description
Short-term investment assets	(Won)	933	(Won)	381	Restricted for research and development
		17,305		—	Money trust accounts

Total	(Won)	18,238	(Won)	381

4.	INVENTORIES VALUATION

Inventory valuations as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008						December 31, 2007
	Acquisition cost		Lower of cost or market value		Valuation allowance		Acquisition cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	144,438	(Won)	125,434	(Won)	19,004	(Won)	110,129	(Won)	90,621	(Won)	19,508
Supplies		15,916		14,645		1,271		20,880		17,077		3,803

5.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of September 30, 2008 and December 31, 2007 are all equity securities and are summarized as follows (in millions of Korean won):

	September 30, 2008
	Percentage of ownership (%)	Acquisition cost		Fair value		Net asset value		Book value (Note 1)		Unrealized gains (losses) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	—	(Won)	115	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,118		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		135		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		88		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		1,912		—		1,912		1,322
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.87		1,000		—		1,196		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,423		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		—		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		732		1,800		—
Amicus Wireless Technology Ltd.	3.61		960		—		—		960		—
ZMOS Technology, Inc.	9.86		1,872		—		342		1,872		—
Translink Capital Partners I, L.P. (Note 3)	12.50		5,222		—		2,021		5,222		—
Sovik Contents Investment Fund (Note 3)	6.52		1,304		—		1,306		1,304		—
Pacren Walden Ventures Parallel VI-KT, L.P. (Notes 3 and 4)	99.01		434		—		434		434		—

Total		(Won)	19,720	(Won)	1,912	(Won)	10,012	(Won)	18,916

	December 31, 2007
	Percentage of ownership (%)	Acquisition cost		Fair value		Net asset value		Book Value (Note 1)		Unrealized gains (losses) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	—	(Won)	132	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		1,891		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		142		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		101		300		—
Kookmin Credit Information, Inc.	6.42		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		4,120		—		4,120		3,530
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.93		1,000		—		1,135		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,454		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		—		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		1,160		1,800		—
Amicus Wireless Technology Ltd.	4.43		960		—		169		960		—
Opensolution Co., Ltd.	8.97		—		—		—		—		—
ZMOS Technology, Inc.	9.86		1,872		—		506		1,872		—

Total		(Won)	12,760	(Won)	4,120	(Won)	6,792	(Won)	14,164

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities is below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.
(Note 2)	The amounts are not adjusted for deferred income tax arising from the unrealized gain (loss).
(Note 3)	During the nine months ended September 30, 2008, the Company obtained 12.50% ownership interest of Translink Capital Partners I, L.P. for (Won)5,222 million, 6.52% ownership interest of Sovik Contents Investment Fund for (Won)1,304 million and 99.01% ownership interest of Pacren Walden Ventures Parallel VI-KT, L.P. for (Won)434 million, respectively.
(Note 4)	Although the Company’s ownership interest in this company is 99.01%, it is an entrusted asset in substance. The Company concludes that it has no significant influence over this investee and classifies this investment as an available-for-sale security.

Changes in unrealized gain (loss) on available-for-sale securities for the nine months ended September 30, 2008 and the year ended December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008 (9 months)		December 31, 2007 (12 months)
Balance at beginning of the period	(Won)	3,530	(Won)	6,050
Changes in unrealized gain (loss), net		(2,208)		(2,520)

Net balance at end of the period		1,322		3,530
Income tax effect		(364)		(971)

Balance at end of the period	(Won)	958	(Won)	2,559

6.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	54,822	(Won)	54,822	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		55,399		55,279		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		104,795		104,795		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		1,226		5,266		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,167		5,167		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		2,667		2,600		—
KT New Business Fund No. 1 (Note 1)	100	90.91		10,000		10,120		10,120		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		9,054		9,054		—
KT DataSystems Co., Ltd. (Note 1)	1,920,000	80.00		9,600		9,241		9,241		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		118,113		118,193		153,108
Sofnics Inc. (Note 1)	120,000	60.00		600		451		451		—
JungBoPremiumEdu Co., Ltd. (Note 1)	240,000	54.50		6,000		3,284		5,193		—
KT Freetel Co., Ltd. (“KTF”) (Note 2)	102,129,938	54.25		3,821,386		2,320,484		2,544,868		3,033,259
Nasmedia, Inc. (Note 3)	1,767,516	50.00		26,055		12,768		25,286		—
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		31,151		31,151		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,585		21,585		13,211
Sidus FNH Co.	1,607,900	35.70		19,599		5,773		11,875		—
Olive Nine Co., Ltd. (Notes 4 and 6)	9,250,000	19.48		23,155		3,462		15,003		10,083
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,403		1,393		—
Sidus FNH Benex Cinema Investment Fund (Note 5)	40	13.33		4,000		4,097		4,097		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		1,385		544		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		3,842		3,842		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		1,737		1,737		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		1,797		1,797		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		179,439		179,439		—
KTSC Investment Management B.V. (Note 7)	82,614	60.00		30,860		42,006		42,006		—
Company K Movie Asset Fund No. 1 (Note 1)	54	60.00		5,400		5,405		5,405		—
KT-Global New Media Fund (Note 1)	600	50.00		6,000		5,862		5,862		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,441		8,441		—
Metropol Property LLC (Note 8)	—	34.00		1,739		2,063		2,063		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,345		4,345		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		79,033		79,033		—
Sky Life Contents Fund	45	22.50		4,500		4,177		4,177		—
Everyshow (Note 1)	300,000	21.28		1,500		1,309		1,309		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		20,569		34,229		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.17		9,000		7,485		7,485		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,460		1,460		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 4)	266,000	19.00		506		7,317		7,317		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		14,166		14,166		—

	September 30, 2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book Value		Market value
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		12,861		12,861	—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		262		262	—
Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		296		296	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		296		296	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		324		324	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		279		279	—
Exdell Corporation (Note 4)	38,000	19.00		190		240		240	—
Information Technology Service Kangbuk Corporation (Note 4)	38,000	19.00		190		211		211	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		216		216	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		217		217	—
Information Technology Solution Busan Corporation (Note 4)	38,000	19.00		190		217		217	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		160		160	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		199		199	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		196		196	—
Mostech Co., Ltd. (Note 4)	200,000	17.93		5,000		124		2,245	—
Wooridul Entertainment Investment Fund-1 (Notes 1 and 5)	1,391	17.39		1,391		1,371		1,371	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		4,043		4,043	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		13,956		13,956	24,318

Total			(Won)	4,670,759	(Won)	3,202,368	(Won)	3,477,685

	December 31, 2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	52,900	(Won)	52,900	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		48,315		48,207		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		100,043		100,043		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		2,453		7,359		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,205		5,205		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		8,136		8,040		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		10,847		10,847		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		114,082		114,403		167,213
KT Freetel Co., Ltd. (“KTF”)	102,129,938	52.99		3,821,386		2,299,615		2,620,185		3,099,644
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		28,837		28,837		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,933		21,933		14,424
Sidus FNH Co.	1,607,900	35.70		19,599		6,273		14,409		—
Olive Nine Co., Ltd. (Note 4)	8,750,000	19.20		22,000		3,676		17,880		20,169
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,305		1,264		—
Sidus FNH Benex Cinema Investment Fund (Note 5)	40	13.33		4,000		3,985		3,985		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		2,073		1,623		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		2,937		2,937		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		946		946		—
Korea Telecom Philippines, Inc. (“KTPI”) (Note 9)	744,476	100.00		2,481		(112,543)		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		830		830		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		125,326		125,326		—
KTSC Investment Management B.V.	108	60.00		15		15		15		—
Super iMax	—	60.00		1,321		1		1,321		—
East Telecom	—	51.00		14,515		10,238		14,515		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,085		8,085		—
KBSi Co., Ltd.	952,000	32.38		4,760		3,408		3,408		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		77,578		77,578		—
Sky Life Contents Fund	45	22.50		4,500		4,997		4,997		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		3,036		24,892		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.17		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,151		1,151		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 4)	266,000	19.00		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		13,541		13,541		—

	December 31, 2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		10,792		10,792	—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		271		271	—
Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		274		274	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		266		266	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		294		294	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		275		275	—
Exdell Corporation (Note 4)	38,000	19.00		190		177		177	—
Information Technology Service Kangbuk Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Busan Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		190		190	—
Mostech Co., Ltd. (Note 4)	200,000	17.93		5,000		316		3,016	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		3,841		3,841	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		10,020		10,020	41,491

Total			(Won)	4,588,791	(Won)	2,888,015	(Won)	3,378,153

(Note 1)	During the nine months ended September 30, 2008, the Company obtained 90.91% ownership interest of KT New Business Fund No. 1 for (Won)10,000 million, 80.00% ownership interest of KT DataSystems Co., Ltd. for (Won)9,600 million, 60.00% ownership interest of Sofnics lnc. for (Won)600 million, 54.50% ownership interest of JungBoPremiumEdu Co., Ltd. for (Won)6,000 million, 60.00% ownership interest of Company K Movie Asset Fund No. 1 for (Won)5,400 million, 50.00% ownership interest of KT-Global New Media Fund for (Won)6,000 million, 21.28% ownership interest of Everyshow for (Won)1,500 million and 17.39% ownership interest of Wooridul Entertainment Investment Fund-1 for (Won)1,391 million respectively.
(Note 2)	KTF purchased 4,448,000 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 52.99% as of December 31, 2007 to 54.25% as of September 30, 2008. The resulting difference in the Company’s equity in the investee totaling (Won)14,651 million was included in other capital surplus.
(Note 3)	During the nine months ended September 30, 2008, the Company obtained 50% plus one share ownership interest of Nasmedia Inc. for (Won)26,055 million.
(Note 4)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.
(Note 5)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.
(Note 6)	The Company’s ownership interest in Olive Nine Co., Ltd. increased from 19.20% at December 31, 2007 to 19.48% at September 30, 2008 according to the conversion of convertible bonds and purchase of additional shares. The resulting difference in the Company’s equity in the investee totaling (Won)441 million was included in other capital surplus.
(Note 7)	During the nine months ended September 30, 2008, the Company additionally invested in KTSC Investment Management B.V. cash of (Won)15,009 million and in-kind contribution of (Won)15,836 million which consists of the shares of Super iMax and East Telecom totaling (Won)1,321 million and (Won)14,515 million, respectively, together with other stockholder on a proportionate basis.
(Note 8)	During the nine months ended September 30, 2008, the Company obtained 34.00% ownership interest of Metropol Property LLC, located in Uzbekistan, for (Won)1,739 million.
(Note 9)	The Company’s board of directors and KTPI’s shareholders meeting resolved to dissolve KTPI on October 25, 2007 and December 28, 2007, respectively, and is currently being liquidated.

Changes in carrying amount resulting from the equity method of accounting for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Equity in income (loss)		Increase (decrease) in equity of associates		Other capital surplus		Other increase (decrease)		September 30, 2008
KTN	(Won)	52,900	(Won)	1,922	(Won)	—	(Won)	—	(Won)	—	(Won)	54,822
KTR		48,207		7,071		1		—		—		55,279
KT Capital Co., Ltd.		100,043		4,666		86		—		—		104,795
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”) (Note 1)		7,359		(2,093)		—		—		—		5,266
KT Internal Venture Fund No. 2 (Note 1)		5,205		(38)		—		—		—		5,167
KTL		8,040		(5,440)		—		—		—		2,600
KT New Business Fund No.1 (Note 1)		—		120		—		—		10,000		10,120
TSC		10,847		(1,793)		—		—		—		9,054
KT DataSystems Co., Ltd. (Note 1)		—		(359)		—		—		9,600		9,241
KTH		114,403		3,511		279		—		—		118,193
Sofnics Inc. (Note 1)		—		(149)		—		—		600		451
JungBoPremiumEdu Co., Ltd. (Note 1)		—		(807)		—		—		6,000		5,193
KTF		2,620,185		(62,052)		26		(15,705)		2,414		2,544,868
Nasmedia, Inc. (Note 1)		—		(769)		—		—		26,055		25,286
KTP		28,837		2,314		—		—		—		31,151
KTSC		21,933		183		(127)		—		(404)		21,585
Sidus FNH Co. (Note 1)		14,409		(2,534)		—		—		—		11,875
Olive Nine Co., Ltd. (Note 1)		17,880		(3,595)		4		(441)		1,155		15,003
KTC		1,264		134		(5)		—		—		1,393
Sidus FNH Benex Cinema Investment Fund (Note 1)		3,985		112		—		—		—		4,097
KTFT		1,623		(1,068)		(11)		—		—		544
KTAI (Note 1)		2,937		106		799		—		—		3,842
KTCC (Note1)		946		384		407		—		—		1,737
KTJ (Note 1)		830		550		417		—		—		1,797
NTC (Note 1)		125,326		28,510		30,683		—		(5,080)		179,439
KTSC Investment Management B.V. (Note 1)		15		(526)		11,672		—		30,845		42,006
Super iMax (Note 1)		1,321		—		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		—		(14,515)		—
Company K Movie Asset Fund No. 1 (Note 1)		—		5		—		—		5,400		5,405
KT-Global New Media Fund (Note 1)		—		(138)		—		—		6,000		5,862
KTD (Note 1)		8,085		356		—		—		—		8,441
Metropol Property LLC (Note 1)		—		74		250		—		1,739		2,063
KBSi Co., Ltd. (Note 1)		3,408		937		—		—		—		4,345
KITF (Note 1)		77,578		1,669		(214)		—		—		79,033
Sky Life Contents Fund (Note 1)		4,997		(820)		—		—		—		4,177
Everyshow (Note 1)		—		(191)		—		—		1,500		1,309
KDB (Note 1)		24,892		3,022		6,315		—		—		34,229
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		7,147		485		(147)		—		—		7,485
Goodmorning F Co., Ltd. (Note 1)		1,151		313		(4)		—		—		1,460
KNRDC (Note 1)		3,788		3,529		—		—		—		7,317
KID (Note 1)		13,541		853		—		—		(228)		14,166
KIS (Note 1)		10,792		2,240		—		—		(171)		12,861

	September 30, 2008 (9 months)
	January 1, 2008		Equity in income (loss)		Increase (decrease) in equity of associates		Other capital surplus		Other increase (decrease)		September 30, 2008
Korea Seoul Contact all Co., Ltd. (Note 1)		271		(9)		—		—		—		262
Korea Service and Communication Co., Ltd. (Note 1)		274		22		—		—		—		296
Korea Call Center Co., Ltd. (Note 1)		266		30		—		—		—		296
TMworld Co., Ltd. (Note 1)		294		30		—		—		—		324
UMS&C (Note 1)		275		4		—		—		—		279
Exdell Corporation (Note 1)		177		63		—		—		—		240
Information Technology Service Kangbuk Corporation (Note 1)		190		21		—		—		—		211
Information Technology Solution Nambu Corporation (Note 1)		190		26		—		—		—		216
Information Technology Solution Seobu Corporation (Note 1)		190		27		—		—		—		217
Information Technology Solution Busan Corporation (Note 1)		190		27		—		—		—		217
Information Technology Solution Jungbu Corporation (Note 1)		190		(30)		—		—		—		160
Information Technology Solution Honam Corporation (Note 1)		190		9		—		—		—		199
Information Technology Solution Daegu Corporation (Note 1)		190		6		—		—		—		196
Mostech Co., Ltd. (Note 1)		3,016		(771)		—		—		—		2,245
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(20)		—		—		1,391		1,371
eNtoB Corp. (Note 1)		3,841		203		(1)		—		—		4,043
MTC (Note 1)		10,020		1,563		3,021		—		(648)		13,956

Total	(Won)	3,378,153	(Won)	(18,105)	(Won)	53,451	(Won)	(16,146)	(Won)	80,332	(Won)	3,477,685

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2007
KTN	(Won)	50,840	(Won)	2,060	(Won)	—	(Won)	—	(Won)	52,900
KTR		40,535		7,672		—		—		48,207
KT Capital Co., Ltd.		99,573		359		111		—		100,043
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		—		(1,649)		—		9,008		7,359
KT Internal Venture Fund No. 2 (Note 1)		5,144		61		—		—		5,205
KTL		6,875		1,165		—		—		8,040
TSC		24,810		(13,963)		—		—		10,847
Korea Telecom Venture Fund No. 1		12,862		(295)		(19)		(12,548)		—
KTH		107,453		2,228		4,722		—		114,403
KTF		2,707,823		(10,133)		(16,227)		(61,278)		2,620,185
KTP		27,653		1,184		—		—		28,837
KTSC		18,686		3,768		(521)		—		21,933
Sidus FNH Co.		16,949		(2,541)		1		—		14,409
Olive Nine Co., Ltd.		22,000		(4,377)		257		—		17,880
KTC		862		406		(4)		—		1,264
Sidus FNH Benex Cinema Investment Fund		4,013		(28)		—		—		3,985
KTFT		—		1,246		11		366		1,623
KTAI		2,806		104		27		—		2,937
KTCC		813		65		68		—		946
KTPI		—		—		—		—		—
KTJ		—		625		205		—		830
NTC (Note 1)		93,581		21,732		11,918		(1,905)		125,326
KTSC Investment Management B.V. (Note 1)		—		—		—		15		15
Super iMax (Note 1)		—		—		—		1,321		1,321
East Telecom (Note 1)		—		—		—		14,515		14,515
KTD (Note 1)		7,867		219		(1)		—		8,085
KBSi Co., Ltd.		2,810		598		—		—		3,408
KITF		71,128		5,531		1,151		(232)		77,578
Sky Life Contents Fund		5,050		(53)		—		—		4,997
KDB (Note 1)		16,455		7,676		761		—		24,892
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
KNRDC		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2007
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMworld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Kangbuk Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
Mostech Co., Ltd. (Note 1)		4,186		(1,170)		—		—		3,016
eNtoB Corp.		3,363		471		7		—		3,841
Pivotec Co., Ltd.		6,299		38		(3,359)		(2,978)		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020

Total	(Won)	3,403,914	(Won)	28,515	(Won)	(679)	(Won)	(53,597)	(Won)	3,378,153

(Note 1)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the nine months ended September 30, 2008 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:

	i)	Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.

	ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.

	iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

	iv)	Analyze the effect of potential difference between the unreviewed and audited financial statements.

Changes in investment differences from the equity method investment securities for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)										December 31, 2007 (12 months)
Affiliate	January 1, 2008		Increase		Amortization		Other		September 30, 2008		January 1, 2007		Increase		Amortization		December 31, 2007
KT FDS Co., Ltd.	(Won)	4,906	(Won)	—	(Won)	866	(Won)	—	(Won)	4,040	(Won)	—	(Won)	5,772	(Won)	866	(Won)	4,906
JungBoPremiumEdu Co., Ltd.		—		2,182		273		—		1,909		—		—		—		—
KTF		325,284		—		97,585		—		227,699		455,313		—		130,029		325,284
Nasmedia, Inc.		—		14,436		1,918		—		12,518		—		—		—		—
Sidus FNH Co.		8,136		—		2,034		—		6,102		10,848		—		2,712		8,136
Olive Nine Co., Ltd.		14,204		—		2,663		—		11,541		17,755		—		3,551		14,204
Super iMax		1,320		—		—		(1,320)		—		—		1,320		—		1,320
East Telecom		4,277		—		—		(4,277)		—		—		4,277		—		4,277
KDB		21,856		—		8,196		—		13,660		33,413		—		11,557		21,856
Mostech Co., Ltd.		2,700		—		579		—		2,121		3,471		—		771		2,700

Total	(Won)	382,683	(Won)	16,618	(Won)	114,114	(Won)	(5,597)	(Won)	279,590	(Won)	520,800	(Won)	11,369	(Won)	149,486	(Won)	382,683

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008						December 31, 2007
Company	Inventories		Property and equipment and intangible assets		Total		Inventories		Property and equipment and intangible assets		Total
KTR	(Won)	120	(Won)	—	(Won)	120	(Won)	108	(Won)	—	(Won)	108
KTL		—		67		67		—		96		96
KTH		—		(80)		(80)		—		(321)		(321)
KTF		1,234		2,081		3,315		2,035		2,679		4,714
KTC		—		10		10		—		41		41
KTFT		841		—		841		450		—		450

Total	(Won)	2,195	(Won)	2,078	(Won)	4,273	(Won)	2,593	(Won)	2,495	(Won)	5,088

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of September 30, 2008 are nil.

The condensed financial information of the investees as of and for the nine months ended September 30, 2008 and as of and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	159,899	(Won)	105,199	(Won)	281,729	(Won)	1,906
KTR		296,263		240,863		76,149		7,084
KT Capital Co., Ltd.		1,273,827		1,169,031		77,902		4,666
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		9,627		8,401		21,513		(1,227)
KT Internal Venture Fund No. 2		5,477		—		—		54
KTL		68,274		65,500		60,063		(5,829)
KT New Business Fund No .1		11,208		76		—		132
TSC		105,049		95,451		107,010		(1,927)
KT DataSystems Co., Ltd.		29,425		17,873		19,734		(449)
KTH		198,395		19,279		95,606		5,691
Sofnics Inc.		851		100		—		(358)
JungBoPremiumEdu Co., Ltd.		6,605		585		—		(980)
KTF		7,892,620		3,614,862		6,395,979		62,672
Nasmedia, Inc.		56,476		30,939		9,846		2,882

	September 30, 2008 (9 months)
	Total assets	Total liabilities	Revenue	Net income (loss)
KTP	154,436	84,974	84,520	5,159
KTSC	104,748	46,402	57,779	412
Sidus FNH Co.	21,934	5,764	11,518	(1,401)
Olive Nine Co., Ltd.	41,809	24,038	26,006	(4,823)
KTC	35,183	27,790	35,504	554
Sidus FNH Benex Cinema Investment Fund	30,882	151	—	839
KTFT	152,266	116,251	294,021	(17,586)
KTAI	6,538	2,697	5,933	106
KTCC	2,167	430	2,022	383
KTJ	14,707	12,911	12,733	549
NTC	245,536	21,136	98,182	35,731
KTSC Investment Management B.V.	65,008	80	84	(877)
Company K Movie Asset Fund No. 1	9,008	—	—	8
KT-Global New Media Fund	12,172	447	—	(276)
KTD	65,959	41,133	27,510	551
Metropol Property LLC	6,067	—	218	218
KBSi Co., Ltd.	19,720	6,303	23,497	2,893
KITF	338,711	—	—	7,153
Sky Life Contents Fund	18,714	150	616	466
Everyshow	7,814	1,661	417	(897)
KDB	503,529	281,660	289,493	26,789
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	37,391	281	5,445	3,245
Goodmorning F Co., Ltd.	14,267	6,582	41,057	1,646
KNRDC	70,114	31,604	49,547	18,575
KID	106,196	31,640	159,446	5,518
KIS	93,143	25,455	109,475	11,908
Korea Seoul Contact all Co., Ltd.	5,937	4,556	30,555	(43)
Korea Service and Communication Co., Ltd.	4,651	3,091	23,775	117
Korea Call Center Co., Ltd.	5,592	4,033	21,077	160
TMworld Co., Ltd.	4,507	2,920	21,365	159
UMS&C	4,643	3,175	22,600	21
Exdell Corporation	2,322	1,058	8,880	335
Information Technology Service Kangbuk Corporation	5,458	4,346	36,260	111
Information Technology Solution Nambu Corporation	6,437	5,298	39,229	139
Information Technology Solution Seobu Corporation	6,644	5,504	37,371	140
Information Technology Solution Busan Corporation	6,295	5,154	35,513	141
Information Technology Solution Jungbu Corporation	3,586	2,745	29,313	(159)
Information Technology Solution Honam Corporation	6,568	5,520	28,339	48
Information Technology Solution Daegu Corporation	3,409	2,375	20,621	34
Mostech Co., Ltd.	7,913	7,226	14,632	(930)
Wooridul Entertainment Investment Fund-1	7,885	—	—	(115)
eNtoB Corp.	68,662	42,788	553,008	1,352
MTC	44,394	9,505	22,104	4,341

	December 31, 2007 (12 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	154,739	(Won)	101,946	(Won)	337,819	(Won)	2,005
KTR		331,082		282,767		119,659		7,692
KT Capital Co., Ltd.		630,173		530,130		31,154		359
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		11,364		8,911		25,353		(1,434)
KT Internal Venture Fund No. 2		5,578		60		133		65
KTL		76,704		68,102		96,942		866
TSC		97,687		86,163		128,297		(14,922)
KTH		194,822		21,819		122,890		3,868
KTF		7,460,705		3,121,265		7,293,321		244,144
KTP		157,581		93,277		106,903		2,640
KTSC		68,980		9,677		33,236		10,168
Sidus FNH Co.		27,439		9,868		22,603		478
Olive Nine Co., Ltd.		41,588		22,437		35,173		(4,305)
KTC		19,957		13,093		39,432		1,997
Sidus FNH Benex Cinema Investment Fund		30,043		151		1,150		(209)
KTFT		164,591		110,714		455,996		2,645
KTAI		5,162		2,226		7,542		104
KTCC		1,002		56		1,588		65
KTPI		208		112,751		20		(13,481)
KTJ		4,671		3,841		5,219		864
NTC		172,679		15,951		106,591		27,177
KTSC Investment Management B.V.		25		—		—		—
Super iMax		1		—		—		—
East Telecom		25,388		5,313		9,345		6,020
KTD		62,967		39,190		43,570		643
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
KITF		332,476		—		33,644		22,712
Sky Life Contents Fund		22,716		505		469		(236)
KDB		513,708		341,515		387,393		38,199
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
KNRDC		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Kangbuk Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
Mostech Co., Ltd.		7,501		5,735		19,879		(2,222)
eNtoB Corp.		64,311		39,728		563,278		3,014
MTC		32,149		7,100		28,229		3,081

7.	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008		December 31, 2007
Property and Equipment, at cost	(Won)	38,263,568	(Won)	37,532,007
Less accumulated depreciation		(27,585,518)		(26,877,161)
Less accumulated impairment loss		(1,032)		(1,027)
Less contribution of construction		(226,272)		(205,201)

Net	(Won)	10,450,746	(Won)	10,448,618

Changes in property and equipment for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note)		September 30, 2008
Land	(Won)	1,103,479	(Won)	—	(Won)	(3,680)	(Won)	—	(Won)	—	(Won)	2,893	(Won)	1,102,692
Buildings		2,921,588		120		(24,207)		(97,070)		—		172,861		2,973,292
Structures		168,131		15		(7,223)		(11,089)		—		2,719		152,553
Machinery		5,820,762		6,193		(21,488)		(1,275,118)		(991)		1,075,991		5,605,349
Vehicles		4,162		—		(10)		(1,439)		—		191		2,904
Others		176,126		15,751		(1,471)		(74,519)		—		45,241		161,128
Construction- in-progress		254,370		1,537,285		—		—		—		(1,338,827)		452,828

Total	(Won)	10,448,618	(Won)	1,559,364	(Won)	(58,079)	(Won)	(1,459,235)	(Won)	(991)	(Won)	(38,931)	(Won)	10,450,746

	December 31, 2007 (12 months)
	January 1, 2007		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note)		December 31, 2007
Land	(Won)	1,060,530	(Won)	16	(Won)	(3,211)	(Won)	—	(Won)	—	(Won)	46,144	(Won)	1,103,479
Buildings		2,913,906		21		(9,194)		(125,603)		—		142,458		2,921,588
Structures		171,845		—		(569)		(15,722)		—		12,577		168,131
Machinery		5,806,329		21,723		(96,744)		(1,776,575)		(4,447)		1,870,476		5,820,762
Vehicles		5,559		—		(46)		(2,497)		—		1,146		4,162
Others		182,042		27,404		(675)		(114,422)		—		81,777		176,126
Construction- in-progress		257,873		2,173,293		—		—		—		(2,176,796)		254,370

Total	(Won)	10,398,084	(Won)	2,222,457	(Won)	(110,439)	(Won)	(2,034,819)	(Won)	(4,447)	(Won)	(22,218)	(Won)	10,448,618

(Note)	Others consist mainly of transfers from construction-in-progress to machinery, an increase (decrease) in contribution for construction and reclassifications.

8.	INTANGIBLE ASSETS

Changes in intangible assets for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Increase		Amortization		Others		September 30, 2008
Industrial rights	(Won)	4,759	(Won)	913	(Won)	(707)	(Won)	—	(Won)	4,965
Development costs		201,798		39,963		(80,070)		(119)		161,572
Software		86,863		16,571		(20,699)		(365)		82,370
Frequency usage rights		91,142		—		(16,417)		—		74,725
Others		55,176		677		(4,995)		—		50,858

Total	(Won)	439,738	(Won)	58,124	(Won)	(122,888)	(Won)	(484)	(Won)	374,490

	December 31, 2007 (12 months)
	January 1, 2007		Increase		Amortization		Impairment loss		Others		December 31, 2007
Industrial rights	(Won)	4,342	(Won)	1,389	(Won)	(972)	(Won)	—	(Won)	—	(Won)	4,759
Development costs		193,544		111,401		(102,662)		—		(485)		201,798
Software		87,954		24,353		(25,431)		—		(13)		86,863
Frequency usage rights		113,031		—		(21,889)		—		—		91,142
Others		71,911		5,019		(10,245)		(7,066)		(4,443)		55,176

Total	(Won)	470,782	(Won)	142,162	(Won)	(161,199)	(Won)	(7,066)	(Won)	(4,941)	(Won)	439,738

The components of intangible assets as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	13,289	(Won)	(8,324)	(Won)	—	(Won)	4,965
Development costs		595,200		(433,628)		—		161,572
Software		203,927		(121,557)		—		82,370
Frequency usage rights		125,800		(51,075)		—		74,725
Others		132,712		(74,788)		(7,066)		50,858

Total	(Won)	1,070,928	(Won)	(689,372)	(Won)	(7,066)	(Won)	374,490

	December 31, 2007
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	12,375	(Won)	(7,616)	(Won)	—	(Won)	4,759
Development costs		559,303		(357,505)		—		201,798
Software		192,311		(105,448)		—		86,863
Frequency usage rights		125,800		(34,658)		—		91,142
Others		132,035		(69,793)		(7,066)		55,176

Total	(Won)	1,021,824	(Won)	(575,020)	(Won)	(7,066)	(Won)	439,738

The Company’s research and ordinary development expenses amounted to (Won)173,413 million and (Won)171,512 million for the nine months ended September 30, 2008 and 2007, respectively.

9.	BONDS AND LONG-TERM BORROWINGS

a.	Bonds

Bonds as of September 30, 2008 and December 31, 2007 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	September 30, 2008
Type	Issue date	Amount		Maturity (Note 2)	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won) USD	712,620 (600,000)	6/24/2014	5.88%
MTNP notes (Note 1)	9/7/2004	(Won) USD	118,770 (100,000)	9/7/2034	6.50%
MTNP notes (Note 1)	7/15/2005	(Won) USD	475,080 (400,000)	7/15/2015	4.88%
MTNP notes (Note 1)	5/3/2006	(Won) USD	237,540 (200,000)	5/3/2016	5.88%
Euro bonds	4/11/2007	(Won) USD	237,540 (200,000)	4/11/2012	5.13%
FR notes	9/11/2008	(Won) USD	237,540 (200,000)	9/11/2013	4.32%
The 132nd Public bond	2/9/2001	(Won)	70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond	1/11/2008	JPY	143,028 (12,500)	1/11/2011	1.45%
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008	USD	59,385 (50,000)	3/31/2011	4.20%
The 172-2nd Public bond	3/31/2008	USD	130,647 (110,000)	3/31/2012	4.30%
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%

Total			5,862,150

Less current portion (not including discounts on bonds of (Won)248 million)			(400,000)

Long-term portion			5,462,150

Discount on bonds			(36,236)

Net		(Won)	5,425,914

	December 31, 2007
Type	Issue date	Amount		Maturity (Note 2)	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won) USD	562,920 (600,000)	6/24/2014	5.88%
MTNP notes (Note 1)	9/7/2004	(Won) USD	93,820 (100,000)	9/7/2034	6.50%
MTNP notes (Note 1)	7/15/2005	(Won) USD	375,280 (400,000)	7/15/2015	4.88%
MTNP notes (Note 1)	5/3/2006	(Won) USD	187,640 (200,000)	5/3/2016	5.88%
Euro bonds	4/11/2007	(Won) USD	187,640 (200,000)	4/11/2012	5.13%
The 130th Public bond	1/19/2001	(Won)	50,000	1/19/2008	7.28%
The 132nd Public bond	2/9/2001		70,000	2/9/2011	7.68%
The 133rd Public bond	2/12/2001		50,000	2/12/2008	6.78%
The 138th Public bond	2/28/2001		100,000	2/28/2008	7.45%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 158th Public bond	4/30/2003		220,000	4/30/2008	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%

Total			5,037,300

Less current portion (not including discounts on bonds of (Won)62 million)			(420,000)

Long-term portion			4,617,300

Discount on bonds			(28,012)

Net		(Won)	4,589,288

(Note 1)	As of September 30, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.
(Note 2)	All the bonds are repayable in full at maturity.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	Maturity date	Interest rate per annum	September 30, 2008		December 31, 2007
Informatization Promotion Fund	3/15/2008	4.88%	(Won)	—	(Won)	2,200
	12/15/2008	4.60%		717		2,867
	3/15/2009	5.10%		3,800		9,500
	3/15/2010	5.61%		5,000		7,500
	6/15/2010	5.61%		3,535		5,050
	3/15/2012	5.32%		11,820		11,820
	3/15/2013	5.32%		10,935		—
Inter-Korean Cooperation Fund	7/11/2026	2.00%		1,920		1,920
	7/11/2026	2.00%		1,847		1,847
	7/11/2026	2.00%		1,098		1,098
	7/11/2026	2.00%		800		800

Total				41,472		44,602
Less current portion				(11,840)		(18,020)

Net			(Won)	29,632	(Won)	26,582

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Funds are repayable in installments for thirteen years after seven year grace period.

c.	Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of September 30, 2008 is as follows (in millions of Korean won):

Year ending September 30,	Bonds
	In local currency		In foreign currency		Sub-total		Borrowings in local currency		Total
2009	(Won)	400,000	(Won)	—	(Won)	400,000	(Won)	11,840	(Won)	411,840
2010		220,000		—		220,000		8,944		228,944
2011		1,210,000		202,413		1,412,413		7,585		1,419,998
2012		580,000		368,187		948,187		5,615		953,802
2013		200,000		237,540		437,540		1,823		439,363
Thereafter		900,000		1,544,010		2,444,010		5,665		2,449,675

Total	(Won)	3.510,000	(Won)	2,352,150	(Won)	5,862,150	(Won)	41,472	(Won)	5,903,622

10.	PROVISIONS

Changes in provisions for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Increase		Decrease				Other		September 30, 2008
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	32,849	(Won)	10,192	(Won)	(1)	(Won)	(19,866)	(Won)	—	(Won)	23,174
KT members point (Note 2)		1,751		229		(1,043)		(175)		—		762
Provision for loss from system integration (“SI”) business (Note 3)		2,294		5,598		—		(3,490)		—		4,402
Call bonus points (Note 4)		—		—		—		(3,563)		8,276		4,713
Let’s 010 call bonus points (Note 5)		—		—		—		(158)		505		347

Sub-total		36,894		16,019		(1,044)		(27,252)		8,781		33,398

Non-current portion:
Call bonus points (Note 4)		20,087		—		(4,378)		—		(8,276)		7,433
Let’s 010 call bonus points (Note 5)		590		310		—		—		(505)		395

Sub-total		20,677		310		(4,378)		—		(8,781)		7,828

Total	(Won)	57,571	(Won)	16,329	(Won)	(5,422)	(Won)	(27,252)	(Won)	—	(Won)	41,226

			December 31, 2007 (12 months)
			January 1, 2007				Decrease				December 31, 2007
					Increase		Reversal		Use
Current portion:
Litigation (Note 1)			(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	32,849
KT members point (Note 2)				1,402		1,600		—		(1,251)		1,751
Provision for loss from system integration (“SI”) business (Note 3)				—		2,294		—		—		2,294

Sub-total				6,393		38,163		(4,970)		(2,692)		36,894

Non-current portion:
Call bonus points (Note 4)				72,693		—		(44,097)		(8,509)		20,087
Let’s 010 call bonus points (Note 5)				1,494		—		(829)		(75)		590

Sub-total				74,187		—		(44,926)		(8,584)		20,677

Total			(Won)	80,580	(Won)	38,163	(Won)	(49,896)	(Won)	(11,276)	(Won)	57,571

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to (Won)25,000 per person.
(Note 3)	The estimated losses on the SI business in progress were recognized as the provision.
(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.
(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The list of subsidiaries of the Company as of September 30, 2008 is as follows:

Type of control	Subsidiaries
Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”), KT DataSystems Co., Ltd., Nasmedia, lnc., Sofnics Inc., JungBoPremiumEdu Co., Ltd., KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KT New Business Fund No.1, KTAI, NTC, KTJ, KTCC and KTSC Investment Management B.V.

Indirect control through KTF	KTFT, KTF M Hows Co., Ktd, KTF M&S Co., Ltd, KTF Music Corporation (formerly, “Bluecord Technology Co., Ltd”), Doremi media Co., Ltd and PT. KTF Indonesia

Indirect control through KTH	KTC

Indirect control through KTSC Investment Management B.V.	East Telecom and Super iMax

Significant account balances with related parties as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

Related party	Account	September 30, 2008		December 31, 2007
Subsidiary:
KTF	Receivables	(Won)	57,634	(Won)	47,850
	Payables		185,644		212,689
KTH	Receivables		3,088		777
	Accrued expenses		9,162		12,943
KTN	Receivables		5,523		7,351
	Payables		27,315		45,508
KTL	Receivables		95		681
	Payables		15,433		20,408
KTFT	Receivables		1,650		629
	Payables		5,880		13,010
KTC	Receivables		2,450		1,844
	Payables		10,958		15,298
KTR	Receivables		263		1,077
	Payables		56,688		58,912
Others	Receivables		6,033		4,713
	Payables		54,867		12,252

Equity method investee:
KDB	Receivables		10,472		6,944
	Payables		6,008		7,682
KID	Receivables		3,640		1,074
	Payables		844		15,763
KNRDC	Receivables		2		33
	Payables		1,430		11,486
KIS	Receivables		565		18
	Payables		8,411		12,211
Goodmorning F Co., Ltd.	Payables		5,816		8,267
eNtoB Corp.	Payables		5,208		17,198
Korea Seoul Contact all Co., Ltd.	Payables		4,037		3,482
Korea Service and Communication Co., Ltd.	Payables		3,116		2,768
Korea Call Center Co., Ltd.	Payables		2,639		2,395
TMworld Co., Ltd.	Payables		2,987		2,364
UMS&C	Payables		3,377		2,582
Other	Receivables		1,586		14
	Payables		3,962		1,110

Total	Receivables	(Won)	93,001	(Won)	73,005

	Payables	(Won)	413,782	(Won)	478,328

Significant transactions with related parties for the three months and nine months ended September 30, 2008 and 2007 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	116,231	(Won)	343,520	(Won)	110,275	(Won)	338,114
	Purchase of PCS networks and other	Operating expense		176,904		562,087		201,196		578,254
	Interest income	Non-operating revenue		7		7		19		146
KTH	Leased line charges and other	Operating revenue		3,785		8,707		1,304		3,518
	Commission and other	Operating expense		9,384		29,765		14,139		31,508
KTN	Leased line charges and other	Operating revenue		15,322		30,305		9,448		28,096
	Cost of system integration (“SI”), network integration business and other	Operating expense		25,390		92,731		35,221		97,983
KTL	Leased line charges and other	Operating revenue		207		837		398		1,270
	Commission and other	Operating expense		17,833		53,912		20,092		63,315
KTFT	Telecommunication revenue and other	Operating revenue		959		1,934		1,100		2,650
	Cost of goods sold and other	Operating expense		6,317		41,549		15,080		71,914
KTC	Telecommunication revenue and other	Operating revenue		263		871		76		677
	Commission and other	Operating expense		4,442		18,012		5,035		17,824
KTR	Telecommunication revenue and other	Operating revenue		552		1,474		1,061		1,266
	Commission and other	Operating expense		11,150		33,850		12,169		31,339
Other	Telecommunication revenue and other	Operating revenue		6,306		16,471		6,121		19,416
	Commission and other	Operating expense		16,184		28,890		7,618		17,372

Related party	Transactions	Account	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Equity method investee:
KDB	SI revenue and other	Operating revenue		14,095		42,263		21,995		63,963
	Commission and other	Operating expense		735		1,795		1,108		3,703
KID	Rent and other	Operating revenue		6,141		19,845		3,084		9,068
	Commission and other	Operating expense		24,505		71,977		25,695		70,763
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		85		347		126		368
	Commission and other	Operating expense		13,241		32,030		11,212		29,618
KNRDC	Telecommunication revenue and other	Operating revenue		91		409		271		587
	Commission and other	Operating expense		8,963		16,003		19,281		37,501
KIS	Telecommunication revenue and other	Operating revenue		2,414		12,314		3,330		13,356
	Commission and other	Operating expense		11,699		41,935		18,030		58,743
eNtoB Corp.	Commission and other	Operating expense		19,395		83,764		23,057		81,853
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		7,708		28,394		6,338		23,668
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		4,394		20,284		5,351		21,648
Korea Call Center Co., Ltd.	Commission and other	Operating expense		4,211		18,624		7,329		20,631
TMworld Co., Ltd.	Commission and other	Operating expense		7,032		21,257		6,981		20,068
UMS&C	Commission and other	Operating expense		10,043		21,663		6,659		19,033
Other	Telecommunication revenue and other	Operating revenue		2,065		5,947		994		1,439
	Commission and other	Operating expense		79,810		225,246		7,644		8,996

Total		Revenues	(Won)	168,523	(Won)	485,251	(Won)	159,602	(Won)	483,934

		Expenses	(Won)	459,340	(Won)	1,443,768	(Won)	449,235	(Won)	1,305,734

Compensation to key management personnel of the Company for the nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	For the three months ended September 30, 2008		For the nine months ended September 30, 2008		For the three months ended September 30, 2007		For the nine months ended September 30, 2007		Description
Benefits	(Won)	5,046	(Won)	15,686	(Won)	6,593	(Won)	16,439	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		355		1,065		256		792	Stock grants and others

Total	(Won)	5,401	(Won)	16,751	(Won)	6,849	(Won)	17,231

The Company considers management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

12.	COMMON STOCK

As of September 30, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of September 30, 2008 and December 31, 2007, the number of shares issued by the Company are 273,535,700 and 275,202,400 shares, respectively, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 38,663,959 and 36,997,259 treasury shares by charges against retained earnings through September 30, 2008 and December 31, 2007, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

13.	COMPREHENSIVE INCOME

Comprehensive income for the three months and nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

Description	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Cumulative effect of a change in accounting policy		—		2,621		—		—
Other comprehensive income:
Unrealized gain on available-for-sale securities (Tax effect: (Won)512 million and (Won)607 million for the three months and nine months ended September 30, 2008, and ((Won)50) million and (Won)132 million for the three months and nine months ended September 30, 2007)		(1,352)		(1,601)		130		(348)
Increase in equity of associates (Tax effect: ((Won)2,470) million and ((Won)3,053) million for the three months and nine months ended September 30, 2008, and (Won)2 million and (Won)1,002 million for the three months and nine months ended September 30, 2007)		13,301		27,849		(1,420)		(5,276)
Decrease in equity of associates (Tax effect: ((Won)466) million and ((Won)2,321) million for the three months and nine months ended September 30, 2008 and ((Won)919) million and ((Won)1,958) million for the three months and nine months ended September 30, 2007)		(4,730)		14,274		2,356		5,225
Unrealized gain on valuation of derivatives (Tax effect: ((Won)2,296) million and ((Won)4,439) million for the three months and nine months ended September 30, 2008, and ((Won)867) million and ((Won)867) million for the three months and nine months ended September 30, 2007)		6,054		11,704		2,285		2,285
Unrealized loss on valuation of derivatives (Tax effect: ((Won)181) million and (Won)205 million for the three months and nine months ended September 30, 2008, and nil for the three months and nine months ended September 30, 2007)		477		(541)		—		—

Comprehensive income	(Won)	175,147	(Won)	530,308	(Won)	260,721	(Won)	876,249

14.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of September 30, 2008		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of September 30, 2008		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Exercise period		Dec.27, 2004 ~Dec. 26, 2009		Sep.17, 2005 ~Sep.16, 2010		Dec.13, 2005 ~Dec.12, 2010		Feb. 5, 2007 ~Feb. 4, 2012		Apr. 29, 2007 ~Apr. 28, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected duration	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%	33.41% ~ 42.13%	33.51% ~ 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through September 30, 2008 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(8,880)

Compensation costs to be recognized	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—

Details of stock grants to directors including chief executive officer from 2007 are as follows:

	1st grant	2nd grant
Grant date	March 29, 2007	March 27, 2008
Grantee	Registered directors	Registered directors
Estimated number of shares granted	23,925 shares	29,481 shares
Vesting conditions	Service condition: one year Non-market performance condition: achievement of performance	Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)42,706	(Won)48,160
Total compensation costs (in Korean won)	(Won)1,022 million	(Won)1,420 million
Estimated exercise date (exercise date)	March 27, 2008	March 27, 2009
Valuation method	Fair value method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations until September 30, 2008 as follows (in millions of Korean won):

	1st grant		2nd grant
Total compensation costs	(Won)	1,022	(Won)	1,420
Compensation costs recognized in prior periods		(1,022)		—
Compensation costs to be reflected in the current period		—		1,420
Compensation costs recognized in the current period		—		(1,065)

Compensation costs to be recognized after the current period	(Won)	—	(Won)	355

15.	TREASURY STOCK

Changes in treasury stock for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won except for share data):

	September 30, 2008 (9 months)
	January 1, 2008			Increase			Disposal			Retirement			September 30, 2008
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	(Won)	3,732,977	1,666,700	(Won)	73,807	(15,173)	(Won)	(807)	(1,666,700)	(Won)	(73,807)	70,241,234	(Won)	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

Total	71,515,577	(Won)	3,825,688	1,666,700	(Won)	73,807	(15,173)	(Won)	(807)	(1,666,700)	(Won)	(73,807)	71,500,404	(Won)	3,824,881

	December 31, 2007 (12 months)
	January 1, 2007			Increase			Disposal			Retirement			December 31, 2007
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

Total	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

16.	OPERATING REVENUES

Operating revenues for the three months and nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Internet connection	(Won)	534,080	(Won)	1,602,034	(Won)	529,498	(Won)	1,585,504
Internet application		156,548		411,636		105,567		294,557
Data communication		419,802		1,235,164		404,943		1,219,662
Fixed-line telephone		970,220		3,009,628		1,026,516		3,120,256
LM (Note)		340,633		1,063,271		387,789		1,205,085
PCS		364,606		1,213,320		363,502		1,143,259
System integration		57,652		171,094		70,437		184,555
Real estate		63,408		182,661		63,511		167,850
Other operating revenue		6,526		20,721		6,543		19,308

Operating revenue	(Won)	2,913,475	(Won)	8,909,529	(Won)	2,958,306	(Won)	8,940,036

(Note)	This represents revenue arising form the calls from fixed-line phone to mobile phone.

17.	OPERATING EXPENSES

Operating expenses for the three months and nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Salaries and wages	(Won)	445,053	(Won)	1,385,001	(Won)	513,555	(Won)	1,416,932
Share-based payment		355		1,065		256		792
Provision for severance indemnities		49,761		205,018		89,673		257,406
Employee welfare		114,684		345,418		111,499		338,746
Travel		4,595		16,318		6,478		21,909
Communications		5,177		32,625		13,944		41,049
Utilities		59,090		138,009		52,187		126,906
Taxes and dues		48,510		128,870		40,932		114,599
Supplies		4,507		17,676		7,758		22,001
Rent		18,677		52,924		17,114		57,158
Depreciation		524,871		1,429,775		507,567		1,407,217
Amortization		35,776		108,475		34,615		103,508
Repairs and maintenance		125,628		369,029		133,738		370,957
Automobile maintenance		6,190		17,194		5,062		14,032
Commissions		182,503		526,776		168,539		501,543
Advertising		17,153		66,355		26,646		82,636
Education and training		6,113		16,925		9,841		23,848
Research and development		59,428		173,413		62,975		171,512
Interconnection charges		183,950		545,167		195,671		591,382
Cost of services		182,700		537,953		184,419		499,116
Commissions for system integration service		55,658		162,515		63,450		177,504
International call settlement		54,714		173,347		53,576		142,413
Cost of goods sold		128,282		477,972		128,920		496,398
Promotion		64,877		213,144		45,176		142,600
Sales commission		174,603		633,457		157,738		547,533
Provision for doubtful accounts		22,714		78,943		—		—
Other		19,069		55,858		19,172		51,821

		2,594,638		7,909,222		2,650,501		7,721,518

Less transfer to other accounts		(10,591)		(29,784)		(10,115)		(31,447)

Operating expense	(Won)	2,584,047	(Won)	7,879,438	(Won)	2,640,386	(Won)	7,690,071

18.	NET INCOME PER SHARE

The Company’s net income per share for the three months and nine months ended September 30, 2008 and 2007 are computed as follows (in millions of Korean won, except for per share data):

a.	Basic Net Income Per Share

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Weighted average number of common shares outstanding		202,156,751		203,178,392		205,814,831		207,326,709

Basic net income per share(in Korean won)	(Won)	798	(Won)	2,343	(Won)	1,250	(Won)	4,217

Basic net income per share, which include the effects of the restatement as discussed in Note 2, for the three months ended March 31, 2008 and 2007, for the six months ended June 30, 2008 and 2007 and for the year ended December 31, 2007 are (Won)756, (Won)1,818, (Won)1,545, (Won)2,967 and (Won)4,753, respectively.

b.	Diluted Net Income Per Share

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Adjusted net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Weighted average number of common shares outstanding		202,156,751		203,178,392		205,814,831		207,326,709
Number of shares with dilutive effects (Note)		—		—		—		—

Diluted net income per share (in Korean won)	(Won)	798	(Won)	2,343	(Won)	1,250	(Won)	4,217

Diluted net income per share, which include the effects of the restatement as discussed in Note 2, for the three months ended March 31, 2008 and 2007, for the six months ended June 30, 2008 and 2007 and for the year ended December 31, 2007 are (Won)756, (Won)1,818, (Won)1,545, (Won)2,967 and (Won)4,753, respectively.

For the purpose of calculating diluted net income per share, all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note) Potential common shares as of September 30, 2008 and December 31, 2007 are as follows:

	Par value	Issue date	Maturity date	Exercisable Period	Common shares to be issued
					September 30, 2008	December 31, 2007
Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632

Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Other share-based payment	(Note 4)	March, 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors	—	23,925
Other share-based payment	(Note 4)	March, 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors	29,481	—

Total					447,266	441,710

(Note 1)	Exercise price of (Won)70,000 per common share.
(Note 2)	Exercise price of (Won)57,000 per common share.
(Note 3)	Exercise price of (Won)54,600 per common share.
(Note 4)	Shares to be given subject to performance.

19.	COMMITMENTS AND CONTINGENCIES

a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of September 30, 2008, except for a fine of (Won)8,094 million imposed to the Company related to international long-distance services and leased line services for Internet cafes, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)26,122 million (77 cases) as of September 30, 2008. The Company accrued (Won)23,174 million as provisions related to the litigation as of September 30, 2008. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of September 30, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Commitment	Financial institution	Limit
Bank overdraft	Kookmin Bank	(Won)	500,000
	Shinhan Bank		100,000
	Woori Bank		350,000

		(Won)	950,000

Commercial paper	Korea Exchange Bank	(Won)	100,000

Collateralized loan on accounts receivable – trade	Kookmin Bank	(Won)	300,000
	Shinhan Bank		50,000
	Woori Bank		100,000
	NH bank		100,000
	Industrial Bank of Korea		150,000

		(Won)	700,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	8

		USD	5,008

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of September 30, 2008, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount
Performance guarantee for construction	Export-Import Bank of Korea	USD	1,885	USD	1,885
		SAR	735	SAR	735
	Korea Software Financial Cooperative and others	(Won)	159,420	(Won)	159,420
	Seoul Guarantee Insurance		40,439		40,439

	Sub total	(Won)	199,859	(Won)	199,859
		USD	1,885	USD	1,885
		SAR	735	SAR	735

General guarantee	Korea Exchange Bank	USD	1,000	USD	40
		(Won)	300	(Won)	200

Total		(Won)	200,159	(Won)	200,059
		USD	2,885	USD	1,925
		SAR	735	SAR	735

c.	Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

e.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

20.	DERIVATIVES

For the nine months ended September 30, 2008 and the year ended December 31, 2007, the Company entered into various derivatives contracts with financial institutions. Details of these derivatives contracts are as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swaps	Merrill Lynch and 3 others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period

Combined interest rate currency swap	Merrill Lynch and 9 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

The assets and liabilities recorded relating to the outstanding contracts as of September 30, 2008 and December 31, 2007 are as follows (in thousands of U.S. dollars and Japanese yen, and millions of Korean won):

	September 30, 2008
			Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)
Interest rate swap	(Won) USD	231,240 100,000	(Won)	—	(Won)	—	(Won)	9,215
Currency swap (Note)	USD	170,000		4,796		43,104		—
Combined interest rate currency swap (Note)	USD	1,060,000
	JPY	12,500,000		56,337		88,127		1,976

	(Won) USD	231,240 1,330,000
Total	JPY	12,500,000	(Won)	61,133	(Won)	131,231	(Won)	11,191

	December 31, 2007
			Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)
Interest rate swap	(Won) USD	451,240 100,000	(Won)	352	(Won)	—	(Won)	3,900
Currency swap (Note)	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	700,000		—		—		125,548

Total	(Won) USD	451,240 1,020,000	(Won)	352	(Won)	1,710	(Won)	132,281

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of September 30, 2008 and December 31, 2007 are as follows (in thousands of U.S. dollars and Japanese yen and millions of Korean won):

Type of transaction	Contract date	Maturity date	Contract amount		Fair value (Non-current)
					September 30, 2008		December 31, 2007
Currency swap (Notes 1 and 2)	April 4, 2007	April 11, 2012	USD	150,000	(Won)	43,104	(Won)	1,710
Combined interest rate currency swap (Note 2)	January 4, 2008	January 11, 2011	JPY	12,500,000		35,182		—
	March 20, 2008	March 31, 2011	USD	50,000		11,375		—
	March 20, 2008	March 31, 2012	USD	110,000		24,268		—
	September 2, 2008	September 11, 2013	USD	200,000		17,302		—

Total			USD JPY	510,000 12,500,000	(Won)	131,231	(Won)	1,710

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling US$200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court during the third quarter of 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to KRW 9,891 million was adjusted to the fair value and reclassified into accounts receivable – other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and (Won)1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of September 30, 2008 will be reclassified into current operations in the periods in which the hedged forecasted transaction affects earnings.
(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from foreign currency bonds and as of September 30, 2008, the gain and loss on valuation of the swap contract amounting to (Won)13,728 million and (Won)541 million, net of income tax effect, are included in accumulated other comprehensive income and for the nine months ended September 30, 2008, the gain on valuation of the swap contract totaling (Won)124,016 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until April 11, 2013. Approximately (Won)4,383 million of net derivative gain included in accumulated other comprehensive income at September 30, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	Valuation gain						Valuation loss						Valuation gain (loss) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	—	(Won)	—	(Won)	—	(Won)	5,704	(Won)	—	(Won)	5,704	(Won)	—
Currency swap		7,629		45,815		53,444		—		—		—		5,470
Combined interest rate currency swap		179,909		78,201		258,110		—		—		—		9,926

Total	(Won)	187,538	(Won)	124,016	(Won)	311,554	(Won)	5,704	(Won)	—	(Won)	5,704	(Won)	15,396

	September 30, 2007 (9 months)
	Valuation gain						Valuation loss						Valuation gain (loss) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	1,380	(Won)	—	(Won)	1,380	(Won)	5,637	(Won)	—	(Won)	5,637	(Won)	—
Currency swap		44		—		44		3,362		1,220		4,582		3,152
Combined interest rate currency swap		20,606		—		20,606		—		—		—		—

Total	(Won)	22,030		—	(Won)	22,030	(Won)	8,999	(Won)	1,220	(Won)	10,219	(Won)	3,152

(Note)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity, are included in equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 16, 2009

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director